UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	June 2, 2009	Notice of 61st Ordinary General Meeting of Shareholders to Be Held in Kyoto, Japan on June 26, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: June 4, 2009

NOTICE OF THE 61ST ORDINARY GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD IN KYOTO, JAPAN ON JUNE 26, 2009
     (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan.)
WACOAL HOLDINGS CORP.
KYOTO, JAPAN

Code Number: 3591
June 2, 2009
TO OUR SHAREHOLDERS
WACOAL HOLDINGS CORP.
29, Nakajima-cho
Kisshoin, Minami-ku
Kyoto 601-8530, Japan
Yoshikata Tsukamoto
Representative Director
Notice of the 61st Ordinary General Meeting of Shareholders
     This is to inform you that the Company’s 61st ordinary general meeting of shareholders will be held as described below.
     You are cordially invited to attend the meeting.
     IF YOU ARE UNABLE TO ATTEND THE MEETING, WE WOULD LIKE TO REQUEST THAT YOU CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND MAIL YOUR BALLOT SHOWING YOUR CONSENT OR DISSENT SO THAT WE RECEIVE IT NO LATER THAN JUNE 25, 2009 (THURSDAY) at 5:30 p.m.
Particulars
1.	Date:	Friday, June 26, 2009 at 10:00 a.m.

2.	Place:	The hall on the 10th floor of the Head Office of Wacoal Holdings Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto, Japan (on the west side of Nishi-Oji Station on the JR line)

(Please refer to the map on the back of this notice.)
3.	Purpose of Meeting:

Matters to be reported:
1.	Presentation of the Business Report, Consolidated Financial Statements for the 61st fiscal year from April 1, 2008 through March 31, 2009 and Audit Reports of the Independent Accountants and the Board of Statutory Auditors for the Consolidated Financial Statements

2.	Presentation of the Financial Statements for the 61st fiscal year from April 1, 2008 through March 31, 2009

Matters to be resolved:
Agenda Item No. 1:	Partial amendment of the Articles of Incorporation

Agenda Item No. 2:	Election of seven Directors

Agenda Item No. 3:	Election of one Statutory Auditor

Agenda Item No.4:	Payment of officers’ bonuses

Agenda Item No.5:	Determination of basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers)
4.	Exercise of Voting Right

(1)	Exercise of Voting Right by Proxy

If you are not able to attend the meeting, you can still exercise your voting right by appointing another shareholder who has a voting right to represent you at the meeting. Please note that such shareholder will be required to submit a document which certifies such appointment.

(2)	Amendments to the Supplementary Schedules and Reference Materials

Please note that any amendments to the supplementary schedules or the reference materials will be posted and announced on the Company’s website (http://www.wacoalholdings.jp/).
*   *   *   *   *   *   *   *   *   *
     If you attend the meeting on the appointed date, please bring the ballot with you and submit it to the meeting receptionist.

SUPPLEMENTARY SCHEDULES ON MATTERS TO BE REPORTED
BUSINESS REPORT
For the period from April 1, 2008 through March 31, 2009
1.	STATUS OF GROUP BUSINESS

(1)	Business Developments and Results
(a)	Summary of Operations
     During the fiscal year ended March 31, 2009 (fiscal year 2009), corporate profits rapidly decreased due to the economic slowdown in the U.S. that began with the subprime loan crisis and the worldwide financial crisis triggered by the collapse of a major securities company in the U.S. in September, which has now begun to have an impact on the real economy. Consumer activity mirrored these trends. Overseas, economies in the U.S. and Europe continue to worsen as a result of feedback between the financial crisis and deterioration in the real economy. In Asia also, where the impact was relatively small, economies are on a downward trend after an economic slowdown. With respect to the domestic Japanese market, the economic slowdown and deteriorating employment conditions have stalled consumer spending, especially from the latter half of fiscal year 2009, leading to sluggish business results across many sectors, including department stores and mass merchandisers. This has created a severe environment in the women’s fashion and clothing industry, except with respect to certain low-priced products.
     In this environment, our Group (and specifically Wacoal Corporation, which is our core operating entity) sought to improve the strength of its products and endeavored to develop products that are responsive to market trends.
          (i) Wacoal Corporation
          (Wholesale Business)
     While the overall sales of our core innerwear products for women, Wacoal and Wing brands, were weak, our innerwear products for men, including the newly developed product Cross-Walker, attracted consumer interest and largely exceeded our initial expectations. Other than our innerwear products, sales of Wacoal Personal Wear, particularly the licensed products, for adult women and children showed strong performance.
          (Specialty Retail Store Business)
     Sales from our specialty retail store business performed well and exceeded the results from the previous fiscal year, as we targeted the younger generation with relatively high consumer confidence as compared to the target customers for the existing wholesale channels. Factors which contributed to such sales and profit improvement include an increase in the sales volume due to a lower price which resulted in a sales increase, an improvement in the profitability of our stores as a result of the closing of competing stores, and revision of end-of-seasons discount rates. Similarly, sales from

Une Nana Cool Corp., which engages in the specialty retail store business targeting the younger generation, are expanding.
          (Catalog Sales and Online Sales Business)
     In our catalog sales business, sales of our core outerwear products and innerwear products from our other businesses showed strong performance. In addition, our online sales from the Wacoal Web Store showed strong performance. Because the Cross-Walker for men attracted consumer interest, more male consumers purchased Cross-Walker online.
     As described above, overall sales of Wacoal Corp. were below the results from previous fiscal year due to the poor performance of innerwear products from the Wacoal brand and Wing brands, although sales in our other business areas showed steady performance. Although sales costs improved, operating profits fell below the results from the previous fiscal year due to a decrease in sales.
          (ii) Peach John Co., Ltd. (“Peach John”)
     Catalog sales remained on the same level as in the previous fiscal year. With respect to direct retail stores, although sales of the existing shops were slightly below the results from the previous fiscal year, overall sales exceeded the results from the previous fiscal year due to new store openings. Overall sales and profits of Peach John exceeded the results from previous fiscal year.
          (iii) Overseas
     Sales in the United States were weak due to the economic slowdown and the termination of sales of licensed products. In China, where we are actively expanding our business, although sales showed steady growth, a small operating loss was recorded due to the expenditures made aggressively for development of store counters and advertising activities.
     As a result of the aforementioned factors, sales for fiscal year 2009 were 172,276 million yen, a 3.9% increase compared to the previous fiscal year. In terms of profit, our operating income was 10,129 million yen, a 25.2% decrease compared to the previous fiscal year. Our pre-tax net income for fiscal year 2009 was 7,627 million yen, a 46.9% decrease compared to the previous fiscal year, and our net income was 5,230 million yen, a 5.3% increase compared to the previous fiscal year.
     Due to the declining performance and fluctuations in the foreign exchange markets, operating income and earnings before income taxes for the fiscal year 2009 decreased compared to the previous fiscal year, despite increases in revenue due to the consolidation of Peach John. Operating income was influenced by several factors, including an increase of approximately 900 million yen in pension expenses of Wacoal Corporation, a loss of approximately 600 million yen realized in connection with the dissolution of Tokai Wacoal Sewing Corp. at the end of last June and a decrease in gains of approximately 500 million yen from the sale of fixed assets in comparison with the previous fiscal year. As for earnings before income taxes, equity in net income of affiliated companies and minority interest was affected by a fall in stock prices that resulted in an increase of a loss of approximately 2.6 billion yen in value of securities held by the Company, as well as the absence of a one-time gain of approximately 600 million yen that was recorded in connection with the sale of securities during the previous fiscal year. Although there was a significant increase in net income over the previous fiscal year, this was due to the fact that a loss of approximately 4.7 billion yen in equity value of shares of Peach John was recorded in the previous fiscal year, which is no longer on our books for fiscal year 2009.
     By business segment, textiles and related products accounted for 159,762 million yen of our sales, a 6.0% increase compared to the previous fiscal year and other products accounted for 12,514 million yen of our sales, a 16.9% decrease compared to the previous fiscal year.
     By region, Japan accounted for 149,927 million yen of our sales, which was 87.0% of the entire Group’s sales, while the rest of Asia accounted for 4.4%, and Europe and North America together accounted for 8.6%.
          Summary of operations by business segment of the Group is as follows.
          (i) Textile goods and related products
          (Innerwear)
     In Wacoal Corporation’s Wacoal brand business, which is our Group’s core innerwear business for women, overall sales of core brassieres, including our campaign brassiere, LALAN, were weak. In the undergarment areas, we aggressively promoted Sugoi in the autumn/winter season, which achieved results that largely exceeded our initial expectations from the previous fiscal year. Although the sales of Sugoi exceeded the results from the previous fiscal year, the overall sales of undergarments were below the results from the previous fiscal year due to a warm winter and increased competition among the products sold by our competitors. On the other hand, sales of our luxury brand, Salute, which is sold at boutiques, and our high value-added brand, Gra-P, targeted at middle-age to senior consumers, exceeded the results from previous fiscal year. In the girdles area, we revamped the image of our new functionality underwear Style Science series with the new name, Cross-Walker, the same name as a Style Science products for men, and overall sales of girdles, along with other underwear products, showed strong performance. In our Wing brand business, the overall sales of our core brassieres products remained weak. Although the sales of Slim Up Pants, our new product from the Style Science series that launched in autumn, showed steady early performance, overall sales of girdles and pants were largely below the results from the previous fiscal year.
     Overall sales of innerwear were 135,782 million yen.
          (Outerwear/Sportswear)
     Sales of our core sports-related products, CW-X, grew significantly, primarily due to sales at sports chain stores and sports specialty stores. On the other hand, sales of swimwear fell far below the results from previous fiscal year due to a shrinking market. Also, Cross-Walker, which was launched last spring as a Style Science product for men, is on sale in department stores under the men’s underwear DAMS brand name and in chain stores under the BROS brand name. Since its launch, Cross-Walker has attracted tremendous interest from the mass media, and there has been highly positive consumer response to both products. As a result, it has largely exceeded its initial annual sales plan.
     Overall sales of outerwear/sportswear were 15,424 million yen. (Note: The innerwear products for men are categorized under the outerwear/sportswear, and not under the innerwear category.)
          (Hosiery)
     Although sales of pantyhose and leggings at department stores, pharmacies and convenience stores were poor, overall sales increased due to a growth in television mail-order catalog sales, primarily in relation to our Style Cover series.
     Overall sales of hosiery were 1,657 million yen.
     (Other textile goods and related products)
     Sales of footwear, such as Success Walk, which focuses on comfort and functionality, largely exceeded the results from the previous fiscal year, despite the challenges in the footwear market.
     Overall sales of other textile goods and related products were 6,899 million yen.
     As a result, overall sales in the “textile goods and related products” segment were 159,762 million yen and operating profits were 11,324 million yen.
          (ii) Other
     Sales from Nanasai Co., Ltd. (“Nanasai”) were below the results from previous fiscal year due to completion of large-scale renovation work at department stores in the metropolitan area, and postponement, cancellation or scaling down of new renovation plans following the economic slowdown. We made efforts to enforce profitability through a thorough reduction of costs, but profitability was lower as compared to the previous fiscal year due to a decrease in sales and decline in profit margins due to severe competition among competitors in competitive biddings.
     As a result, overall sales of “other” segment were 12,514 million yen and operating loss of 142 million yen was recorded.

Segment Information by Type of Business
(Millions of yen)

	Textile goods and
	related products	Other	Total
Sales	¥159,762	¥12,514	¥172,276
Percentage change from the previous year	106.0%	83.1%	103.9%

(Note)	1.	Segment information is prepared based on the Consolidated Financial Statement Regulations.

	2.	Business classification is classified into “textile goods and related products” and “other” based on the type, quality, and similarities in the sales market of such products.

	3.	Core products of respective businesses:

	•	Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

	•	Other: mannequins, shop design and implementation, restaurant, culture, services, etc.
(b)	Financing
     The Company did not engage in any financing through the issuance of common stock or bonds during this fiscal year.
(c)	Capital Expenditures
     The total amount of capital expenditures during fiscal year 2009 was 4,208 million yen, including the information system investments incurred by our domestic subsidiaries and expenditures for the maintenance and repair of various buildings.

(2)	Changes in State of Assets and Profit and Loss
(i)	Changes in Results of Operations and State of Assets of the Group
(Millions of yen, except per share amounts)

	Fiscal year ended/as of March 31,
	2006	2007	2008	2009
Net sales	¥164,122	¥166,410	¥165,761	¥172,276
Operating income	1,333	12,896	13,540	10,129
Net income	2,821	9,029	4,966	5,230
Net income (per share)	19.60	63.18	35.14	36.75
Total assets	242,296	250,266	241,619	213,486
Total shareholders’ equity	186,475	193,278	185,113	165,873
Shareholders’ equity (per share)	1,295.72	1,374.89	1,291.41	1,181.00

(Note) 1.	The above amounts are based on accounting principles generally accepted in the United States. Therefore, operating income is shown instead of ordinary income.

2.	Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

3.	Shareholders’ equity per share is calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the end of the fiscal year.

4.	Total shareholders’ equity and shareholders’ equity per share are calculated using the total number of shareholders’ equity recorded on the consolidated balance sheet.
(ii)	Changes in Results of Operations and Assets of the Company
(Millions of yen, except per share amounts)

	Fiscal year ended/as of March 31,
	2006	2007	2008	2009
Operating income	¥70,504	¥6,005	¥10,863	¥6,171
Ordinary income	6,256	2,132	6,937	2,093
Net income	2,877	1,516	2,123	1,262
Net income per share	19.81	10.60	15.02	8.87
Total assets	154,925	150,325	150,081	146,127
Net assets	151,976	145,434	147,562	141,537
Net assets per share	1,055.83	1,034.56	1,029.44	1,007.74

(Note) 1.	Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

2.	Net assets per share are calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the fiscal year-end.

3.	While the Company’s core businesses were previously based on sales of textile goods and related products, as a results of the corporate split implemented on October 1, 2005, the Company’s core businesses are now based on income from lease and dividends, etc. Therefore, such income is now stated as “Operating Income”.
(3)	Business Strategies
     The average age of our customers is on the rise as the population grows older. Meanwhile, there have been changes in innerwear purchasing behavior, reflecting changes in the consumption behavior of young fashion consumers. In order to respond to changes in the average age of our customers and diversification of consumers’ values, we think it is necessary to create new value-added products and establish a new means of communication. Further, because such changes in the consumption behavior of young consumers create a new low-end market and intensify competition among businesses, we are facing major challenges in trying to achieve success. These changes are also impacting distribution channels and therefore, we have an urgent need to establish our operating bases in new channels, in addition to our existing channels, such as department stores, chain stores and shops, which have supported our development over the years.
     As it is difficult to expect a large expansion in the domestic consumer market on a long-term basis, we anticipate that it will be essential for us to expand business overseas for future growth. The significant challenges that we face now are to achieve further growth in the U.S. business, which is our core overseas operation and to expand business or make new entries in China and other regions where market growth is expected.
     Against these challenges, while we concentrate our resources on areas where we are most competitive by selecting and focusing our business operations, we are promoting our new growth strategy CAP21 (Corporate Activation Project 21) in order to achieve accelerated growth by expanding our business operations through broadening of the scope of areas in which we have a competitive advantage.
     Your continued support and cooperation will be greatly appreciated.
(4)	Main Businesses

Business Segment	Description of business
TEXTILE AND RELATED PRODUCTS	Manufacture and wholesale of intimate apparel (particularly, foundation garments, lingerie, and nightwear for women’s and children’s underwear), outerwear, sportswear, hosiery and other textiles and related products, and direct sale to consumers of a portion of the products
OTHER	Manufacture and sale of mannequins, interior design and construction work of stores, restaurant businesses, cultural projects, services and real estate business

(5)	Main Sales Offices and Factories
(a)	Main Sales Offices and Factories of the Company

Head Office (Kyoto)

(b)	Main Sales Offices and Factories of Subsidiaries

Wacoal Corp. (Kyoto), Peach John Co., Ltd. (Tokyo), Studio Five Corp. (Tokyo), Kyushu Wacoal Manufacturing Corp. (Nagasaki), Nanasai Co., Ltd. (Kyoto), Torica Inc. (Osaka), Wacoal International Corp. (U.S.), Wacoal America, Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd. (Taiwan), Guangdong Wacoal Inc. (China)
(6)	Employees
(i)	Employees within Group

		Increase (Decrease) from the End of
Name of Business Segment	Number of Employees	Prior Fiscal Year
Textile and Other Related Products	14,019	1,008
Other	380	15
Corporate	77	(88)
Total	14,476	935

(Note) 1.	The number of employees is the number of individuals working within our Group (excludes individuals seconded from our Group to third parties, but includes individuals seconded from other groups to third parties).

2.	Employees classified as “Corporate” belong to management divisions which cannot be classified into any specific segment.

3.	The number of employees does not include the number of temporary employees (the average number of temporary employees during the period, including temporary staff and part-time workers, was 1,456).
(ii)	Employees of the Company

Number of	Increase (Decrease) from the End of
Employees	Prior Fiscal Year	Average Age	Average Years of Service
77	15	46.0	22.8

(Note)	The number of employees is the number of individuals working within our Group (excludes individuals seconded from our Group to third parties, but includes individuals seconded from our Group to third parties).

(7)	Principal Subsidiaries

			Shareholding
Name of Company	Location	Stated Capital	Ratio	Main Business	Remarks
		(Millions of yen)

Wacoal Corp.	Minami-ku, Kyoto	¥5,000	100.0%	Manufacture and sale of garments

Peach John Co., Ltd.	Shibuya-ku, Tokyo	90	100.0%	Sale of garments

Nanasai Co., Ltd.	Ukyo-ku, Kyoto	498	81.4%	Manufacture and
				sale of mannequins
				and display
				fixtures; interior
				design and
				construction work
				of stores

		(Thousands of U.S.
		dollars)

Wacoal International Corp.	NY, U.S.A.	$20,000	100.0%	Investment in US subsidiaries	*1

Wacoal America, Inc.	NY, U.S.A.	2,062	100.0%	Manufacture and sale of garments	*2

(Note) *1.	Wacoal International Corp. is a wholly owned subsidiary of our subsidiary, Wacoal Corp.

*2.	Wacoal America Inc. is a wholly owned subsidiary of our subsidiary, Wacoal International Corp.
(8)	Other Significant Matters Concerning Status of Group Business
Share Exchange to Make Lecien Corporation a Wholly Owned Subsidiary
     On May 8, 2009, our Board of Directors resolved to make Lecien Corporation (“Lecien”) a wholly owned subsidiary of the Company through a share exchange and a share exchange agreement was executed by and between the Company and Lecien on the same day.
     Pursuant to the simplified share exchange procedures in accordance with Article 796, Paragraph 3 of the Corporate Law, the Company will not obtain the approval of a general meeting of its shareholders. Lecien plants to obtain the approval of its ordinary general meeting of shareholders to be held on June 26, 2009.
<Purpose of Share Exchange>
     The Company makes efforts at expanding its share in the innerwear markets with its core Wacoal and Wing brand products. In recent years, Wacoal Holdings has been focusing on Internet sales, its directly managed store business, its wellness business and its overseas businesses, particularly in the United States and China, which it considers to be new growth segments. However, our Group’s core innerwear business in the domestic market is reaching maturity due to an aging population and a low birthrate, and it is hard to expect further growth in the market.
     Under these circumstances, the market is becoming more competitive with the entry of new entrants from different industries, such as apparel companies and retail distributors. At the same time, however, competition has revitalized the market and has created a new market for low-priced, high-fashion products that are different from our Group’s core products, which have high functionality and value-added. In order to maintain the growth of our Group’s innerwear business in the domestic market, we need to make our presence known in the new market and develop new and different products, sales methods and channels, as well as pricing strategies.
     The management integration of Lecien and Wacoal Holdings through a share exchange will enable us to enhance our adaptability to the new innerwear business in the domestic market that Wacoal Holdings could not fully respond to as a Group, as well as our supply capability of products to each of our Group companies in Japan and overseas, and to implement various sales methods and approach various sales channels, with Lecien’s improved planning ability and production response. In addition, we believe that Lecien’s outstanding planning and production capability with respect to lace materials will create more value-added and achieve cost reduction.
     Based on the above-described considerations, we have decided to implement a share exchange with Lecien in order to expand business in a broader region.
<Outline of Other Party in Share Exchange>

(1)	Trade Name	Lecien Corporation

(2)	Business Description	Manufacturing and sales of women’s innerwear and clothing, lace and other handicrafts accessories

(3)	Capital Amount	¥4,106 million (as of December 31, 2008)

(4)	Net Assets	¥4,616 million (consolidated) (as of December 31, 2008)

(5)	Total Assets	¥10,866 million (consolidated) (as of December 31, 2008)

(6)	Number of Employees	1,269 (consolidated) (as of December 31, 2008)

(7)	Financial Results for the Latest Three Fiscal Years (consolidated) (Millions of Yen)

Fiscal Year Ended March 31	2006	2007	2008
Sales	21,237	19,902	19,326
Operating Income	587	39	124
Ordinary Income	618	109	79
Net Income or (Loss)	469	218	(899)

<Schedule of Share Exchange>

May 8, 2009	Execution of Share Exchange Agreement

May 11, 2009	Public notice by Wacoal Holdings on the simplified share exchange

Jun 26, 2009 (tentative)	Ordinary General Meeting of Lecien’s Shareholders to approve the Share Exchange

Aug 17, 2009 (tentative)	Effective date of Share Exchange
<Description of Allocation in Share Exchange>
0.065 shares of the Company’s stock will be allocated in exchange for each share of Lecien’s stock (excluding shares owned by Company). Accordingly, Lecien will become a wholly owned subsidiary of the Company. The Company will use 2,104,441 shares (tentative*) of its treasury stock for the allocation and distribution of shares in the Share Exchange.

*	The number of shares of treasury stock to be allocated in the Share Exchange was calculated based on the number of issued shares of Lecien as of March 31, 2009 (32,376,025 shares; excluding shares of treasury stock).

2.	STOCK INFORMATION

(1)	Total Number of Shares Authorized to be Issued: 500,000,000 shares

(2)	Total Number of Issued and Outstanding Shares: 143,378,085 shares

(3)	Total Number of Shares Held as Treasury Stock: 2,927,238 shares

(4)	Total Number of Shareholders as of the End of this Fiscal Year: 11,038

(5)	Major Shareholders:

	Number of Shares Held by
Name of Shareholder	Shareholder	Shareholding Ratio
	(Thousands of shares)	(%)

The Bank of New York Mellon Corporation as depositary bank for depositary receipt holders	17,396	12.38
Meiji Yasuda Life Insurance Company	6,999	4.98
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,986	4.97
Mika Noguchi	6,701	4.77
Japan Trustee Services Bank, Ltd. (Trust Account 4)	5,509	3.92
Nippon Life Insurance Company	5,460	3.88
The Bank of Kyoto, Ltd.	4,264	3.03
The Dai-ichi Mutual Life Insurance Company	3,912	2.78
The Shiga Bank, Ltd.	3,376	2.40
Mitsubishi UFJ Trust and Banking Corporation	3,050	2.17

(Note) 1.	The shareholding ratio is calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the end of the fiscal year.

2.	The nominee of The Bank of New York Mellon Securities Company Japan Ltd., the depositary for our American Depositary Receipts, was changed from Hero and Company to The Bank of New York Mellon as depositary for depositary receipt holders.

3.	Matters Concerning Stock Acquisition Rights

(1)	Stock Acquisition Rights Held by the Directors as of End of Fiscal Year Ended March 31, 2009

Date of Resolution:	First Stock Acquisition Rights (resolved at the Board of Directors’ Meeting held on July 30, 2008)
Number of stock acquisition rights:	40 (5 Directors)
Class of shares represented by the stock acquisition rights:	common stock
Number of shares represented by stock acquisition rights:	40,000 shares (1,000 shares per one stock acquisition right)
Amount to be paid upon exercise of stock acquisition rights:	one (1) yen per share
Exercise period:	From September 2, 2008 until September 1, 2028
Eligible recipients:	Directors of the Company (excluding Outside Directors)
(2)	Stock Acquisition Rights Granted to Officers of Subsidiaries During the Fiscal Year ended March 31, 2009

Date of Resolution:	Second Stock Acquisition Rights (resolved at the Board of Directors’ Meeting held on July 30, 2008)
Number of stock acquisition rights:	17 (5 Directors)
Class of shares represented by the stock acquisition rights:	common stock
Number of shares represented by stock acquisition rights:	17,000 shares (1,000 shares per one stock acquisition right)
Amount to be paid upon exercise of stock acquisition rights:	one (1) yen per share
Exercise period:	From September 2, 2008 until September 1, 2028
Eligible recipients:	Directors of Wacoal Corporation

4.	Officers

(1)	Directors and Auditors (as of March 31, 2009)

Position	Name	Responsibility	Remarks
Representative Director	Yoshikata Tsukamoto	Representative Director and President, Corporate Officer of Wacoal Corp.; Director and Chairman of Wacoal International Corp.; Director and Chairman of Wacoal America Inc.
Director and Vice President	Shoichi Suezawa	President and Director of Wacoal Investment Co., Ltd. (Taiwan)
Senior Managing Director	Hideo Kawanaka	Director, Vice President and Corporate Officer of Wacoal Corp.
Director	Tadashi Yamamoto	Director, Senior Corporate Officer of Wacoal Corp.
Director	Tsuneo Shimizu	Director, Senior Corporate Officer of Wacoal Corp.
Director	Kazuo Inamori	Chairman Emeritus of Kyocera Corporation, Honorary Adviser of KDDI Corporation	*1
Director	Mamoru Ozaki	Advisor to Yazaki Corporation; Outside Director of Fuji Kyuko Co.; Ltd.; Outside Director of Kikkoman Corporation	*1
Director	Atsushi Horiba	Representative Director, President and Chairman of HORIBA, Ltd.	*1
Statutory Auditor (Full-Time)	Kimiaki Shiraishi	Statutory Auditor of Wacoal Corp.
Statutory Auditor (Full-Time)	Yoshio Kawashima		*2
Statutory Auditor	Yutaka Hasegawa	Outside Statutory Auditor of The Hyakugo Bank, Ltd.	*3
Statutory Auditor	Tomoharu Kuda		Certified Public Accountant *3, *4
Statutory Auditor	Yoko Takemura		Attorney-at-Law *3

(Note)	*1.	Messrs. Kazuo Inamori, Mamoru Ozaki and Atsushi Horiba, Directors, are Outside Directors as prescribed in Item 15, Article 2 of the Corporate Law.

	*2.	Mr. Yoshio Kawashima has many years of accounting experience at our Accounting Department with a respectable degree of finance and accounting knowledge.

*3.	Mr. Yutaka Hasegawa, Mr. Tomoharu Kuda and Ms. Yoko Takemura, Statutory Auditors, are Outside Statutory Auditors as prescribed in Item 16, Article 2 of the Corporate Law.

*4.	Mr. Tomoharu Kuda is a public certified accountant with a considerable degree of finance and accounting knowledge.
(2)	Remuneration and Other Compensation Paid to Directors and Statutory Auditors

¥311 million for 10 Directors (of which ¥27 million were for 3 Outside Directors)

¥53 million for 6 Statutory Auditors (of which ¥21 million were for 3 Outside Statutory Auditors)

(Note) 1.	As of March 31, 2009, the number of Directors was 8 (of which 3 were Outside Directors) and the number of Statutory Auditors was 5 (of which 3 were Outside Statutory Auditors). These numbers are inconsistent with the above-described numbers because the above-described numbers include 2 Directors and 1 Statutory Auditor who retired at the conclusion of the 60th Ordinary General Meeting of Shareholders held on June 27, 2008.

2.	The above-described amount includes the followings:
•	¥40 million of officers’ bonuses (¥40 million to Directors excluding Outside Directors) which is to be resolved at this Ordinary General Meeting of Shareholders

•	¥34 million to be paid for the exercise of stock option (¥34 million to Directors excluding Outside Directors)
3.	In addition to the above, we paid the following accrued benefits associated with the termination of payment of retirement allowances pursuant to a resolution adopted at the Ordinary General Meeting of Shareholders held on June 29, 2005 to the following officers who retired at the conclusion of the Ordinary General Meeting of Shareholders held on June 27, 2008:
•	¥24 million to 2 retired Directors

•	¥1 million to 1 retired Statutory Auditor

(3)	Main Activities of Outside Directors and Outside Statutory Auditors

Category	Name	Main Activities
Director	Kazuo Inamori	Mr. Inamori has attended the Board of Directors’ meeting 9 times out of 14 held during fiscal year 2009 and has expressed his opinions on the proposals and/or discussions based on his comprehensive knowledge of overall management.
Director	Mamoru Ozaki	Mr. Ozaki has attended the Board of Directors’ meeting 11 times out of 14 held during fiscal year 2009 and has expressed his opinions on the proposals and/or discussions based on his comprehensive knowledge and experience of financial matters and/or Chinese business with broad social insight.
Director	Atsushi Horiba	Mr. Horiba has attended the Board of Directors’ meeting 6 times out of 10 held during fiscal year 2009 since his assignment as director on June 27, 2008 and has expressed his opinions on the proposals and/or discussions based on his comprehensive knowledge and experience of overseas business and overall management.
Statutory Auditor	Yutaka Hasegawa	Mr. Hasegawa has attended the Board of Directors’ meeting 13 times out of 14 and attended the Board of Statutory Auditors’ meeting 15 times out of 16 held during fiscal year 2009 and has expressed his opinions based on his comprehensive knowledge of financial matters.
Statutory Auditor	Tomoharu Kuda	Mr. Kuda has attended all Board of Directors’ meetings (14 times) and all Board of Statutory Auditors’ meetings (16 times) held during fiscal year 2009 and has expressed his opinions on accounting and financial matters from a professional perspective.
Statutory Auditor	Yoko Takemura	Ms. Takemura has attended the Board of Directors’ meetings 13 times out of 14 and attended the Board of Statutory Auditors’ meetings 15 times out of 16 during fiscal year 2009 and has expressed her opinions from professional perspective as an attorney-at-law.

(4)	Matters Concerning Limitation of Liability Agreement

We amended our Articles of Incorporation at the 57th Ordinary General Meeting of Shareholders held on June 29, 2005 and at the 58th Ordinary General Meeting of Shareholders held on June 29, 2006 to provide a provision regarding a limitation of liability agreement to be executed with Outside Directors and Outside Statutory Auditors.

A summary of the limitation of liability agreement executed with all of our Outside Directors and Outside Statutory Auditors is as follows:

(Summary of Limitation of Liability Agreement)

The Company has executed an agreement with all of its Outside Directors and Outside Statutory Auditors to limit the liability for damages incurred due to negligence of duties stipulated in Paragraph 1, Article 427 of the Corporate Law, and the maximum amount of liability under such agreement is the amount as provided by law or regulation.

5.	MATTERS CONCERNING ACCOUNTING AUDITORS

(1)	Name of Accounting Auditor

Deloitte Touche Tohmatsu
(2)	Remuneration, etc.

Amount of remuneration payable to the accounting auditor for this fiscal period:	¥119,000,000
Total amount of money and other property benefits to be paid to the accounting auditor by the Company and its subsidiaries:	¥152,900,000

(Note) 1.	The accounting audit agreement executed between the Company and its accounting auditor does not distinguish remuneration for accounting under the Corporate Law from that for accounting under the Financial Instruments and Exchange Law, and they cannot be reliably distinguished. Therefore, the amount given above represents the total amount of remuneration for both accounting work.

2.	Among our significant subsidiaries, Wacoal International Corp. and Wacoal America, Inc. are subject to audits by other auditing firms and not by our accounting auditor.
(3)	Non-Audit Services
     We pay our accounting auditor fees incurred from consulting services for establishing our Group’s regulations and security measures, which are not included among the services specified under Paragraph 1, Article 2 of Certified Public Accountants Law of Japan.
(4)	Policy on Determination of Dismissal and Non-Reappointment of Accounting Auditor

In the absence of the Company’s interest to the contrary, if the above accounting auditor violates and/or infringes the Corporate Law, the Certified Public Accountant Law or other law or ordinance, or commits any indecent act, the Board of Statutory Auditors will consider the dismissal or non-reappointment of said accounting auditor, and if the dismissal or non-reappointment is deemed appropriate, the Board of Statutory Auditors will decide “to dismiss or not to reappoint the accounting auditor” with the consent of all Statutory Auditors in accordance with the rules of the Board of Statutory Auditors. Alternatively, in such event, the Board of Statutory Auditors will request the Board of Directors that the same be submitted as a proposal at the General Meeting of Shareholders, and the Board of Directors will consider such proposal.

6.	SYSTEM AND POLICIES OF COMPANY

(1)	System to Ensure Appropriate Business Conduct
(i)	System to ensure that execution of duties by Directors and/or employees is in compliance with the laws or regulations and the Articles of Incorporation
•	To ensure that all Directors and employees of the Group comply with the laws or regulations and the Articles of Incorporation and conducts business based on sound social norms, we have enacted Corporate Ethics: Wacoal’s Code of Conduct and Code of Ethics for Corporate Officers and Employees.

•	Directors will take the initiative to ensure compliance and awareness of corporate ethics within the Group.

•	In order to improve our system of compliance and consider any compliance issues which may have a material impact on the Group, we have established a Corporate Ethics Committee, which seeks to increase awareness of and educate employees about corporate ethics. Our Representative Director and President acts as the chairperson, and our legal/compliance department is in charge of the committee.

•	We have established a system under which our legal/compliance department is promptly notified if the Company becomes aware that a director and/or employee of the Group may have violated our Corporate Ethics: Wacoal’s Code of Conduct or Code of Ethics for Corporate Officers and Employees, or of any other compliance issues. We have also established an internal alert system (a corporate ethics hotline). After being notified and/or alerted, the legal/compliance department conducts an investigation and formulates preventive measures after discussions with the related department. If the issue is critical, the legal/compliance department will refer the matter to the Corporate Ethics Committee and will report the results of its review to the Board of Directors and/or Board of Statutory Auditors.

•	Wacoal’s Code of Conduct prescribes that Directors, officers and employees shall firmly refuse to comply with demands of antisocial forces and as a rule of conduct for risk management practices, our Risk Management Manual prescribes that none of Directors, officers and employees shall have any relationships with antisocial forces. In order to handle unjust demands of antisocial forces, we cooperate with outside specialized institutions, collect and/or control information related to antisocial forces and are building an internal system.
(ii)	System concerning the Storage and Management of Information related to Execution of Duties by Directors
•	With the approval of our Board of Directors, we have enacted Document Management Rules pursuant to which we store the following documents (includes electromagnetic record) along with any related materials:

Minutes of the general meeting of shareholders, minutes of Board of Directors, minutes of Group Management Committees, documents for which a director is the final decision maker and any other documents prescribed in the Document Management Rules

•	The retention period for storage of the documents shall be ten (10) years. The storage of these documents shall be subject to the Document Management Rules, and the Directors and Statutory Auditors shall have access to these documents at all times.
(iii)	Rules and Other Systems Concerning Loss and Risk Management
•	In order to understand the management risk within the Group in general and to improve and/or strengthen our risk management system, we have established a Risk Management Committee, for which the director in charge of risk management acts as chairperson. The Corporate Development Department shall act as organizer.

•	The Risk Management Committee prescribes risk management rules, subject to the approval of the Board of Directors, which forms the basis for our risk management system. The Risk Management Committee clarifies the responsibilities by risk category pursuant to these rules, and formulates a risk management system that thoroughly and/or comprehensively controls potential risk within the Group.

•	The Risk Management Committee regularly reports on the operations of the Group’s risk management system to the Board of Directors.
(iv)	System to Ensure Effective Execution of Duties by Directors
•	In order to enhance appropriate decision-making by our Directors, we will appoint several independent Outside Directors.

•	We will formulate a mid-term management plan to be shared by the Directors and/or employees within the Group and will direct and confirm courses of action and business targets in the mid- to short-term that are consistent with such plan.

•	We will follow the business results of each Group company on a monthly basis and report back to the Board of Directors. In addition, by holding quarterly business meetings, we will confirm the business results and the implementation of measures and policies, consider measures in the event targets are not achieved, and review such targets, as may be necessary.
(v)	System to Ensure Appropriate Business Conduct within Group Companies
•	We have enacted and manage our Group companies in accordance with our Group Management Rules, which prescribe basic policies regarding the management of Group companies and matters to be decided by our Board of Directors, as well as matters to be reported to the Company.

•	Any intercompany transaction must be fair and in compliance with laws or regulations, accounting principles and/or the tax system.

•	Our audit office will conduct internal audits (including an audit of the establishment and/or operation of our compliance system and risk management system) within the Group companies. The audit office will report the results of its audits to the Board of Directors and appropriate departments and will give guidance and/or advice on system formulation to Group companies to ensure the appropriate conduct of business.
(vi)	System Concerning Assistants to Statutory Auditors and Matters Concerning Independence of such Assistants from Directors
•	To assist the Statutory Auditors, we have established an office for our Board of Statutory Auditors and will appoint assistants to assist them.

•	The Statutory Auditors will be consulted regarding the appointment, evaluation, relocation and discipline of such assistants, and their opinions will be respected.
(vii)	Reporting System of Directors and Employees to the Statutory Auditors, other Reporting Systems and other Systems to Ensure Effective Audit by Statutory Auditors
•	We will strive to conduct effective audits by our Statutory Auditors by causing the Directors and the employees to report to the Statutory Auditors regarding the following matters in addition to statutory matters:

Matters referred to the Group Management Committee

Matters which may have a material impact on the Group

Monthly and quarterly management conditions

Results of internal audits

Material violation of laws or regulations and/or our Articles of Incorporation

The condition of our internal reporting/alerting system

Other significant matters

•	Half of the Statutory Auditors will be independent Outside Statutory Auditors to enhance the transparency and neutrality of management.

•	The Statutory Auditors may order employees who belong to the audit office to perform any matters that are required to provide audit services.

•	The Board of Statutory Auditors may consult legal counsel, certified public accountant, consultant or other outside advisor as it deems necessary.

(2)	Policy Regarding Determination of Distribution of Earnings

Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends upon consideration of our consolidated performance and after planning increases in our net income per share, while giving due consideration to the importance of improving enterprise value through active investments that result in increased profitability. As for retained earnings, in light of the improvement in our enterprise value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such through entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will seek to improve our capital efficiency and return profits to our shareholders.
(3)	Basic Policy Regarding Control of Joint Stock Corporations (Kabushiki Kaisha)
(i)	Details of Basic Policy
     Since its establishment in 1949, the Company has strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish the Company’s business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming more beautiful and helping women realize their desire to be beautiful. Moreover, as a leading female innerwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.
     Because the Company’s enterprise value is primarily generated from (i) its strong market position and brand value in the intimate apparel market, which have been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-added, attractive products based on the results of scientific human research with a mid- to long-term perspective; (iii) its superb product quality and support engineering staff, as well as its highly productive global manufacturing and supply systems employing superior sewing technology; (iv) its close relationship of trust with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been achieved through direct communication and sales by the Company’s beauty advisors, who are well-trained and have a great deal of sales experience; and (vi) its good social standing established through the promotion of various social events, such as the Remmama Project and Pink Ribbon, its enterprise value and the common interests of its shareholders may be damaged if the above factors are not secured and enhanced in the mid-to long-term. Therefore, the Company believes that all personnel who play a decision-making role in the formulation of its financial and business policies should fully understand these points and be capable of understanding securing and enhancing the Company’s enterprise value and the common interests of its shareholders.

     The Company has no objection to large-scale acquisitions of shares of the Company, if it benefits the Company’s enterprise value and the common interests of its shareholders. However, such large-scale acquisitions do not always benefit a company’s enterprise value or the common interests of its shareholders. For example, there are large-scale acquisitions of shares which, when viewed in light of their stated purpose and other factors, clearly prejudice enterprise value and shareholders’ common interests, and there are also large-scale acquisitions that force shareholders to sell their shares, as well as those that do not provide the target company’s Board of Directors or its shareholders with sufficient time or information to consider the terms of the acquisition or to propose alternatives and those that require a target company to negotiate with the purchaser for more favorable terms than those initially proposed.
     In light of these circumstances, the Company believes that it is essential that it be ready to implement countermeasures in response to an acquisition of the Company’s shares that is detrimental to its enterprise value or its shareholders’ common interests by establishing a system that enables its shareholders to determine whether or not to accept such an acquisition and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders.
(ii)	Specific Details of Efforts
•	Special efforts toward ensuring effective use of company assets, appropriate formation of Group companies and realization of other basic policies
     In February 2004, the Company formulated its Mid-Term Management Plan 2004-06, under which the Company has continued to exert efforts to secure and enhance its enterprise value and the common interests of its shareholders. In addition, the Company has been promoting CAP21 (Corporate Activation Project 21), a corporate activation project to implement mid- to long-term strategies to further enhance its enterprise value, and it is considering expanding its business to achieve faster growth with an eye toward M&A and strategic business alliances, in addition to the reorganization and enhancement of its existing businesses under the holding company structure. In January 2007, the Company formulated its Mid-Term Management Plan 2007-09 and is promoting the goals of CAP21.
•	Efforts to prevent the decision-making of financial and business policies of the company from being controlled by inappropriate personnel in light of the basic policies
     At a meeting held on June 29, 2006 the Board of Directors resolved to adopt certain measures based on the Basic Policy (as defined below) pursuant to the resolutions adopted at the Company’s general meeting of shareholders held on June 29, 2006 approving the amendment of its Articles of Incorporation. These amendments authorized the adoption of a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers) (the “Basic Policy”) for the purposes of securing or enhancing enterprise value and the common interests of shareholders, and adopted certain measures under the Basic Policy on Defensive Measures against Takeovers (the “Plan”) in accordance with the amended Articles of Incorporation.
     The Plan enables the Company’s shareholders to determine whether or not to accept an acquisition offer for the Company’s shares and enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders in order to prevent any acquisition of the Company’s shares that is detrimental to its enterprise value or its shareholders’ common interests and to secure and enhance its enterprise value and the common interests of its shareholders.
     The term “Purchase” as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:
(i)	the purchase of share certificates issued by the Company that results in 20% or greater ownership by a shareholder of such share certificates; or

(ii)	a public tender offer for share certificates issued by the Company that results in a combined ownership by the offeror and any of its affiliates of more than 20% of such share certificates.
     If a purchaser intends to launch a Purchase of the shares of the Company, such purchaser will be requested to submit to the Company a document describing the information required to consider the details of the Purchase, as well as an oath by such purchaser that such purchaser will follow the procedures prescribed by the Plan. Accordingly, the information provided by the purchaser, the opinion of the Board of Directors or any supporting materials, alternative proposals (if any) or other information and/or materials will be submitted to the Independent Committee, which consists of three members who are independent from the management , and the Independent Committee will evaluate and/or examine such information and/or materials. As need arises, the Independent Committee will also separately obtain advice from independent experts and evaluate and/or examine the terms and conditions of the Purchase, consider the alternatives presented by the Board of Directors, and negotiate with the purchaser or disclose information to the shareholders.
     If the purchaser fails to follow the procedures as prescribed by the Plan or if the Purchase is deemed to fall under any of the requirements as prescribed by the Plan as a result of the examination of the terms and conditions of the Purchase or discussions and/or negotiations with the purchaser, the Independent Committee will advice the Board of Directors to implement a gratis allocation of stock acquisition rights. The Board of Directors will give the utmost respect to the advice provided by the Independent Committee and will resolve to implement the gratis allocation of the stock acquisition rights. The Company will implement a gratis allocation of the shares acquisition rights to those shareholders, other than the Company, who are registered or recorded in the Company’s final register of shareholders or register of beneficial shareholders as of the allocation date that is separately determined, at such rate, as separately determined, up to a maximum of two stock acquisition rights for every one common stock of the Company held.
     The holder of stock acquisition rights for the subscription of new shares (with terms that prohibit the purchaser from exercising such rights) is entitled to receive one share of the Company by paying the amount as determined by the Board of Directors in the resolution on the gratis allocation which shall be at least one yen (¥1) but not exceeding one-half (1/2) of the market value of one share of the Company. Also, the Company may acquire the stock acquisition rights that are held by shareholders other than the purchaser, and in exchange, deliver one share of the Company for every stock acquisition right.
     Promptly after passing such resolution, the Board of Directors will disclose the outline of such resolution and other information as deemed appropriate by the Board of Directors.
     As with the effective period of the Basic Policy on Defensive Measures against Takeovers, the effective period of the Plan will expire upon the conclusion of the ordinary general meeting of shareholders to be held in respect of the last fiscal year ending within three (3) years after the Ordinary General Meeting of Shareholders held on June 29, 2006. However, the Plan may be changed or terminated to reflect the change made to the Basic Policy on Defensive Measures against Takeovers by and pursuant to the resolution of the general meetings of shareholders, if the change or termination of the Basic Policy on Defensive Measures against Takeovers is resolved by a general meeting of shareholders. Further, the Plan will be terminated if so resolved by the Board of Directors.
     There will be no direct, concrete impact on the shareholders by the Plan’s introduction, if the gratis allocation of stock acquisition rights is not implemented. On the other hand, if the Plan and the gratis allocation of stock acquisition rights are both implemented, the shares held by the shareholders may be diluted if the procedures for the exercise of stock acquisition rights are not followed. Provided, however, that no dilution will take place if the shares are provided in consideration of stock acquisition rights acquired by the Company.
(iii)	Judgment of Board of Directors as to Efforts under Item (ii) above and Reasons Thereof
     As stated in (ii) above, the Plans was introduced in line with the Basic Policy for the purposes of securing or enhancing enterprise value and the common interests of shareholders. In particular, highly rational fairness and/or objectivity is ensured under the Plan because (i) the Plan focuses on shareholders’ intentions, (ii) the Plan establishes reasonably objective requirements, (iii) the Independent Committee shall consist of independent persons, (iv) the Plan may not be initiated unless a judgment by the Independent Committee is made, (v) the Independent Committee may obtain advice from independent experts at the expense of the Company, (vi) the effective period is prescribed as three (3) years, and (vii) the Plan may be terminated at any time by a general meeting of the shareholders or the Board of Directors. The Plan is formulated for the maintenance of enterprise value and thus is in the common interests of the shareholders. It is not intended to maintain the status of the corporate officers of the Company.
     The effective periods of both the Basic Policy and the Plan will expire upon the close of this Ordinary General Meeting of Shareholders to be held on June 26, 2009 (this “Meeting”). For this reason, the Company decided at the Board of Directors’ Meeting held on May 8, 2009 to submit to this Meeting to be held on June 26, 2009 a proposal to make required amendments to the Basic Policy and to determine the new “Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (the “New Basic Policy”) and a proposal to partially amend the Articles of Incorporation of the Company in relation to the contents of the New Basic Policy so that the Company may decide on matters concerning a gratis allocation of stock acquisition rights by resolution of the general meeting of shareholders or by resolution of the Board of Directors based on delegation by resolution of the general meeting of shareholders.
     If the proposal for the determination of the contents of the New Basic Policy is approved at this Meeting, the Company plans, pursuant to the New Basic Policy, to make the required amendments to the Plan and pass a resolution at the Board of Directors’ Meeting held on the same day as this Meeting after the close of this Meeting on the specifics of the plan for measures against the acquisition of a substantial shareholding of the Company and to publish the plan.

CONSOLIDATED BALANCE SHEET
As of March 31, 2009
(Millions of yen)

ASSETS		LIABILITIES
Item	Amount	Item	Amount
Current Assets	90,619	Current Liabilities	31,943
Cash and bank deposits	13,378	Short-term bank loans	5,221
Time deposits and negotiable deposits	9,561	Notes payable	2,498
Marketable securities	10,483	Accounts payable-trade	9,172
Notes receivable	541	Accounts payable	5,817
Accounts receivable-trade	19,422	Accrued payroll and bonuses	6,336
Allowance for returns and doubtful receivables	(2,279)	Accrued corporate taxes, etc.	747
Inventories	31,153	Current portion of long-term debt	39
Deferred tax assets	5,395	Other current liabilities	2,113
Other current assets	2,965
		Long-term Liabilities	13,576
		Long-term debt	42
		Reserve for retirement benefit	4,090
Tangible fixed assets	49,039	Deferred tax liability	8,346
Land	20,502	Others	1,098
Buildings and structures	58,216

Machinery and equipment	13,660	Total Liabilities	45,519

Construction in progress	68	Minority interests	2,094

Accumulated depreciation	(43,407)	SHAREHOLDERS’ EQUITY
		Capital Stock
Other assets	73,828	Common stock	13,260
Investments in affiliated companies	13,283	Additional paid-in capital	29,316
Investments	29,182	Retained earnings	138,235
Goodwill	11,203	Accumulated other comprehensive income (loss)	(11,346)
Other intangible assets	13,242	Foreign currency exchange adjustment	(8,288)
Deferred tax assets	1,088	Unrealized gain on securities	325
Others	5,830	Pension liability adjustment	(3,383)
		Treasury stock	(3,592)

		Total Shareholders’ Equity	165,873

Total Assets	213,486	Total Liabilities, Minority Interests and Shareholders’ Equity	213,486

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2009
(Millions of yen)

Item	Amount
Sales		172,276

Operating expenses
Cost of sales	84,686
Selling and general administrative expenses	77,461	162,147

Operating income		10,129

Other income and (expenses)
Interest income	274
Interest expense	(75)
Dividend income	677
Gain on sale and exchange of marketable securities and/or investment securities	19
Valuation loss on marketable securities and/or investment securities	(3,550)
Others (net)	153	(2,502)

Income before income taxes, equity in net income of affiliated companies and minority interests		7,627

Income taxes
Current	2,717
Deferred	496	3,213

Income before equity in net income of affiliated companies and minority interests		4,414
Equity in net income of affiliated companies		893
Minority interests		(77)

Net income		5,230

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

CONSOLIDATED SHAREHOLDERS’ EQUITY STATEMENT
Year ended March 31, 2009

	Shareholders’ Equity
					Accumulated
	No. of Shares		Additional		other
	Held Outside	Common	Paid-in	Retained	comprehensive
	the Company	Stock	Capital	Earnings	income	Treasury stock
Item	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of March 31, 2008	143,342	13,260	29,262	136,589	6,057	(55)
Net income				5,230
Other comprehensive loss
Foreign currency exchange adjustment					(8,536)
Net unrealized gain on securities					(4,970)
Pension liability adjustment					(3,897)
Cash dividends paid (¥25.0 per share)				(3,584)
Purchase of treasury stock	(2,891)					(3,537)
Grant of stock options			54
As of March 31, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(NOTES ON BASIC SIGNIFICANT MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS)
1.	Standard of Preparation of Consolidated Financial Statements

According to the provision specified under Paragraph 1, Article 120 of the regulations for corporate accounting under the Corporate Law, the consolidated financial statements have been prepared based on terms, format and preparation methods based on the accounting standards generally accepted in the United States. However, consistent with the foregoing provision, some of descriptions and notes required under the accounting standards generally accepted in the United States are omitted.

2.	Matters Regarding the Scope of Consolidation
(1)	Number of consolidated subsidiaries: 37

(2)	Major consolidated subsidiaries: Wacoal Corporation, Peach John Co., Ltd., Studio Five Corp., Kyushu Wacoal Manufacturing Corp., Nanasai Co., Ltd., Torica Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd., and Wacoal China Co., Ltd.
3.	Matters Regarding the Application of the Equity Method
(1)	Number of affiliates: 8

(2)	Major affiliated companies: Shinyoung Wacoal Inc., Taiwan Wacoal Co, Ltd. and Thai Wacoal Public Co., Ltd.
4.	Matters Regarding Standard of Accounting Procedure
(1)	Valuation standard and method of valuable assets
(i) Marketable and investment securities
     Based on the provisions of Financial Accounting Standards Board (“FASB”) Statement No. 115, marketable securities and investment have been classified as securities available for sale and valued at a fair value.
     Gain/loss on the marketable securities is calculated at the acquisition cost using the moving average method. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.
(ii) Inventories
     The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of the cost or market accounting method.

(2)	Depreciation method of significant depreciable assets
Depreciation method of fixed assets
     The constant percentage method was mainly used for depreciation of tangible fixed assets.
     The fixed amount method was used for depreciation of intangible assets. In accordance with FASB Statement No. 142 “Goodwill and Other Intangible Assets”, assets for which durable years cannot be determined are not depreciated, but such assets undergo an impairment examination at least once a year.
(3)	Accounting basis of significant reserves
(i) Allowance for bad debts
     In order to provide for bad debt losses in accounts receivable or loans receivable, for certain debts such as debts of particular concern, we consider the recoverability of individual accounts and declare the estimated unrecoverable amounts using the bad debt ratio for general accounts.
(ii) Allowance for returns
     In order to clarify the corresponding relationship between sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.
(iii) Reserve for retirement benefits
     In accordance with FASB Statement No. 87 “Employer’s Accounting for Pensions”, FASB Statement No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and FASB Statement No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”, such amount is reserved in order to prepare for retirement benefits for employees, which is based on fair values of retirement pay liabilities and pension assets as of the end of the current year.
(4)	Other basic significant matters in preparing consolidated financial statements
(i) Lease transaction
     Based on the provisions of FASB Statement No. 13 “Accounting for Leases”, capital leases have been capitalized at fair value of the lease payments.
(ii) Accounting procedure for consumption tax, etc.
     Accounting procedure for consumption tax, etc. is based on the tax-excluded method.

(iii) Matters concerning business year of consolidated subsidiaries
     The closing date of consolidated subsidiaries in Japan is consistent with the consolidated closing date except for Peach John Co., Ltd. and one other company. The closing date of Peach John Co., Ltd. and the other company is February 28 and the closing date of the overseas consolidated subsidiaries is December 31. Financial statements as of the closing date were used in the preparation of the consolidated financial statements. However, necessary adjustments are made for material transactions that took place during a period up to the consolidated closing date.
(NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS)
1.	Accumulated Depreciation of Tangible Fixed Assets: ¥43,407 million

2.	Accumulated Impairment Loss of Tangible Fixed Assets

The accumulated impairment loss of tangible fixed assets is included in the accumulated depreciation on the consolidated balance sheet.
(NOTES ON PER SHARE DATA)

Shareholders’ equity per share:	¥1,181.00
Net income per share:	¥36.75
Diluted net earnings per share:	¥36.74

(NOTES ON SUBSEQUENT EVENTS)
     On May 8, 2009, our Board of Directors resolved to make Lecien Corporation (“Lecien”) a wholly owned subsidiary of the Company through a share exchange (the “Share Exchange”) and a share exchange agreement was executed by and between the Company and Lecien on the same day. In the Share Exchange, 0.065 shares of the Company’s stock will be allocated in exchange for each share of Lecien’s stock, effective as of August 17, 2009 (tentative). The Company will use 2,104,441 shares (tentative*) of its treasury stock for the allocation and distribution of shares in the Share Exchange.
     Pursuant to the simplified share exchange procedures, the Company will not obtain the approval of a general meeting of its shareholders. Lecien plans to obtain the approval of its ordinary general meeting of shareholders to be held on June 26, 2009 on the Share Exchange.

*	The number of shares of treasury stock to be allocated in the Share Exchange was calculated based on the number of issued shares of Lecien as of March 31, 2009 (32,376,025 shares; excluding shares of treasury stock).
<Outline of Other Party in Share Exchange>

(1) Trade Name:	Lecien Corporation

(2) Business Description:	Manufacturing and sales of women’s innerwear and clothing, lace and other handicrafts accessories

(3) Capital Amount:	¥4,106 million (as of December 31, 2008)

(4) Net Assets:	¥4,616 million (consolidated) (as of December 31, 2008)

(5) Total Assets:	¥10,866 million (consolidated) (as of December 31, 2008)

(6) Number of Employees:	1,269 (consolidated) (as of December 31, 2008)
<Information on Shares to be Acquired>

(1) Number of Shares to be Acquired:	The Company will acquire all shares of Lecien issued as of the prior date of the effective date of the Share Exchange (August 17, 2009 (tentative)).

As of March 31, 2009, the number of issued shares of Lecien was 32,376,025 shares, excluding shares of treasury stock. However, because the Company may purchase the shares not constituting one unit by the effective date of the Share Exchange, the number of shares to be acquired is not determined as of the date hereof.

(2) Acquisition Price:	The acquisition price is not determined as of the date hereof since the acquisition price will be calculated based on the share price of the Company as of the effective date of the Share Exchange and the number of shares to be acquired.

(3) Shareholding Ratio after Acquisition:	100%

NON-CONSOLIDATED BALANCE SHEET
As of March 31, 2009
(Millions of yen)

ASSETS		LIABILITIES
Item	Amount	Item	Amount

Current Assets	3,570	Current Liabilities	4,168
Cash and bank deposits	608	Notes payable	6
Marketable securities	2,367	Short-term borrowings from affiliated companies	3,500
Deferred income taxes	85	Accrued liability	448
Others	508	Accrued expenses	11
		Accrued corporate taxes, etc.	57
		Accrued bonuses	89
Fixed Assets	142,557	Reserve for officers’ bonuses	40
Tangible fixed assets	38,159	Others	15
Buildings	18,030	Long-term Liabilities	420
Structures	379	Others	420
Equipment and tools	1,560
Land	18,179	Total Liabilities	4,589
Others	9	NET ASSETS
		Shareholders’ equity	141,829

Intangible fixed assets	587	Common stock	13,260
Leasehold right	585
Others	1	Additional paid-in capital	29,294
		Capital reserve	29,294

Investment and other assets	103,809	Retained earnings	102,867
Investment securities	8,081	Retained earnings reserve	3,315
Stock of affiliated companies	95,311	Other retained earnings	99,552
Deferred tax assets	204	Reserve of deferred gain on sales of fixed assets	2,008
Others	212	General reserve	95,000
		Retained earnings carried forward	2,543

		Treasury stock	(3,591)

		Difference of appreciation and conversion	(345)
		Other securities valuation difference	(345)
		Stock acquisition rights	53

		Total Net Assets	141,537
Total Assets	146,127	Total Liabilities and Net Assets	146,127

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NON-CONSOLIDATED STATEMENT OF INCOME
Year ended March 31, 2009
(Millions of yen)

Item	Amount

Operating revenue
Income from rent	4,041
Dividend income	1,763
Others	366	6,171

Operating cost
Cost of lease	2,086	2,086

Operating Gross Income		4,085

Selling and general administrative expenses	2,079	2,079

Operating income		2,006

Non-operating income
Interest income	81
Dividends received	1
Gain on sell of marketable securities	0
Others	24	108

Non-operating expenses
Interest expenses	14
Others	6	21

Ordinary income		2,093

Extraordinary gains
Gains on sales of fixed assets	1	1

Extraordinary loss
Loss on sales of fixed assets	4
Valuation loss on marketable securities	16
Valuation loss on stock of affiliated companies	307	327

Pre-tax net income		1,766

Corporate tax, etc.
Corporate tax, resident tax and enterprise tax	301
Adjustment of corporate tax, etc.	202	503

Net income		1,262

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NON-CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
Year ended March 31, 2009
(Millions of Yen)

							Difference of appreciation and
	Shareholders’ equity						conversion
		Additional						Total
		paid-in	Retained earnings				Other	difference of
		capital	Retained	Other		Total	securities	appreciation		Total
	Common	Capital	earnings	retained	Treasury	shareholders’	valuation	and	Stock	net
	stock	reserve	reserve	earnings	stock	equity	difference	conversion	options	assets
Balance as of March 31, 2008	13,260	29,294	3,315	101,872	(54)	147,687	(124)	(124)	—	147,562
Changes during the fiscal year 2009
Transfer from reserve for deferred gain on sales of fixed assets				—		—				—
Dividends from surplus				(3,583)		(3,583)				(3,583)
Net income				1,262		1,262				1,262
Acquisition of treasury stock					(3,536)	(3,536)				(3,536)
Net change of items other than shareholders’ equity							(221)	(221)	53	(167)
Total changes during fiscal year 2009	—	—	—	(2,320)	(3,536)	(5,857)	(221)	(221)	53	(6,024)
Balance as of March 31, 2009	13,260	29,294	3,315	99,552	(3,591)	141,829	(345)	(345)	53	141,537

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

(Note) Breakdown of other retained earnings

	Reserve for deferred
	gain on sales of fixed		Retained earnings
	assets	Contingent reserve	carried forward	Total
Balance as of March 31, 2008	2,075	95,000	4,797	101,872
Changes during fiscal year 2009
Transfer from reserve for deferred gain on sales of fixed assets	(66)		66	—
Dividends from surplus			(3,583)	(3,583)
Net income			1,262	1,262
Acquisition of treasury stock
Net change of items other than shareholders’ equity
Total changes during fiscal year 2009	(66)	—	(2,253)	(2,320)
Balance as of March 31, 2009	2,008	95,000	2,543	99,552

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NOTES TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS
(NOTES ON MATTERS RELATED TO SIGNIFICANT ACCOUNTING POLICIES)
1.	Valuation Standards and Method of Assets

Valuation standards and method of marketable securities

Stock of a subsidiary or affiliate is stated at cost based on the moving average method. Other securities with market value are stated using the market value method, based on market or other price on closing day for the end of the year, and securities without market value are stated at cost based on the moving average method. Furthermore, variance in valuation of other securities is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on the moving average method.

2.	Depreciation Method of Fixed Assets
(1)	Depreciation method of tangible fixed assets
     Depreciation of tangible fixed assets is calculated based on the constant percentage method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is calculated based on the fixed amount method.
Durable years for major items are as follows:
                         Buildings and structures      5 to 50 years
                         Machinery and vehicles:      2 to 4 years
                         Equipment and tools             2 to 20 years
(2)	Amortization method of intangible fixed assets
     Amortization of intangible fixed assets is computed by the fixed amount method.
3.	Accounting Basis of Reserves
(1)	Accrued bonuses
     In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.
(2)	Reserve for officers’ bonuses
     In order to provide bonuses to officers, an amount for officers’ bonuses is reserved based on the anticipated amount to be paid.
4.	Other Basic Significant Matters in Preparing Financial Statements
(1)	Processing method for lease transactions

     Finance lease transactions are pursuant to accounting procedures based on the method according to an ordinary sale and purchase transaction. However, finance lease transactions with small transaction amounts and finance lease transactions executed prior to April 1, 2008 are pursuant to accounting procedures based on the method according to an ordinary lease transaction.
(Change of Accounting Policies)
Finance lease transactions in which the ownership of the leased item is acknowledged to be transferred to the borrower were formerly accounted for pursuant to accounting procedures based on the method according to an ordinary lease transaction. Effective from the fiscal year ended March 31, 2009, the “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan (“ASBJ”) Statement No.13 (June 17, 1993 (Business Accounting Council First Section), amended on March 30, 2007)) and “Guidance on Accounting Standards for Lease Transactions” (ASBJ Statement No. 16 (January 18, 1994 (Accounting Committee of The Japanese Institute of Certified Public Accountants), amended on March 30, 2007)) have been applied. There will be no effect on the income statement by such change.
(2)	Accounting procedures for consumption tax, etc.
     Accounting procedures for consumption tax, etc. are as per the tax-excluded method.
(NOTES TO THE BALANCE SHEET)
1.	Accumulated depreciation in tangible fixed assets:	¥27,747 million

2.	Short-term receivables from affiliates:	¥342 million

	Short-term payables to affiliates:	¥3,568 million
(NOTES TO THE STATEMENT OF INCOME)
Sales to affiliates:	¥6,055 million

Other operating transactions with affiliates:	¥58 million

Non-operating transactions with affiliates:	¥15 million
(NOTES TO THE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY)
1.	Number of issued shares as of the end of the fiscal year ended March 31, 2009

Common Stock: 143,378,085 shares

2.	Number of shares held as treasury stock as of the end of fiscal year ended March 31, 2009

Common Stock: 2,927,238 shares

3.	Resolution regarding distribution of earnings made during fiscal year 2009

Amount of
		Aggregate Amount of	Distribution per
		Distribution	Share
Resolution	Type of Stock	(million yen)	(yen)	Record Date	Effective Date
At the Board of Directors’ Meeting held on May 29, 2008	Common Stock	3,583	25.00	March 31, 2008	June 4, 2008
4.	Resolution regarding distribution of earnings to be made after the end of fiscal year 2009

			Aggregate	Amount of
			Amount of	Distribution per
		Source of	Distribution	Share		Effective
Resolution	Type of Stock	Distribution	(million yen)	(yen)	Record Date	Date
At the Board of Directors’ Meeting held on May 8, 2009	Common Stock	Retained Earnings	3,511	25.00	March 31, 2009	June 3, 2009
5.	Matters concerning stock acquisition rights as of the end of fiscal year 2009

	First Stock Acquisition Rights	Second Stock Acquisition Rights
	resolved at the Board of Directors’	resolved at the Board of Directors’
	Meeting held on July 30, 2008	Meeting held on July 30, 2008
Class of shares represented by the stock acquisition rights:	Common Stock	Common Stock
Number of shares represented by each stock acquisition rights:	40,000 shares	17,000 shares
Outstanding number of stock acquisition rights:	40	17
(NOTES ON TAX EFFECT)
1.	Breakdown of deferred tax assets (millions of yen)

Valuation loss on stock of affiliated companies	¥2,411
Reserve for bonus payment	36
Excess over depreciation and amortization and impairment loss	1,011
Others	439

Sub-total of deferred tax assets	3,898
Valuation allowance	(2,229)

Total deferred tax asset	1,669
2.	Breakdown of deferred tax liabilities (millions of yen)

Reserve for deferred gain on sales of fixed assets	¥1,378
Others	0

Total deferred tax liability	1,379

Total net deferred tax asset	289

(NOTES ON RELATED PARTIES)
1.	Subsidiaries and affiliates

							Balance as of
					Transaction		the Fiscal
					Amount		Year-End
	Name of	Company’s	Relationship with	Nature of	(millions of		(millions of
Attribute	Company	Interest	Related Party	Transaction	yen)	Item	yen)
Subsidiary	Wacoal Corp.	100% direct	Holding of shares; dual appointments; managerial guidance; lease of personal property and/or real estate	Borrowings of money (Note 1)	3,500	Borrowings from affiliated companies	3,500

				Payment of interest (Note 1)	14	Accounts payable	10

				Fee for administrative management (Note 2)	8	—	—

				Receipt of dividends	1,300	—	—

				Lease of personal property and/or real estate (Note 3)	3,011	Accounts receivable	250

				Fee for management guidance (Note 4)	362	—	—

				Business management fee (Note 4)	196	—	—

Subsidiary	Wacoal Distribution Corp.	100% direct	Holding of shares; dual appointments; lease of personal property and/or real estate	Receipt of dividends	180	—	—

				Lease of personal property and/or real estate (Note 3)	633	—	—
Details and Policy on Determination of Transaction Terms

(Note 1)	The payment of debts and/or payment of interest are determined at the market rate.

(Note 2)	The payment of fees for administrative management is determined each fiscal year after negotiation with Wacoal Corp. based on the amount presented by Wacoal Corp.

(Note 3)	The price and other terms of the transaction are determined after price negotiation in view of the market condition.

(Note 4)	The managerial guidance fees and/or business management fees are determined each fiscal year after negotiation.

(Note 5)	The transaction amount does not include consumption tax, etc., while the balance as of the year-end includes the consumption tax, etc.
(NOTES ON PER SHARE DATA)

Net assets per share:	¥1,007.74
Net income per share:	¥8.87
Diluted net earnings per share:	¥8.87

(NOTES ON SUBSEQUENT EVENTS)
     On May 8, 2009, our Board of Directors resolved to make Lecien Corporation (“Lecien”) a wholly owned subsidiary of the Company through a share exchange (the “Share Exchange”) and a share exchange agreement was executed by and between the Company and Lecien on the same day. In the Share Exchange, 0.065 shares of the Company’s stock will be allocated in exchange for each share of Lecien’s stock, effective as of August 17, 2009 (tentative). The Company will use 2,104,441 shares (tentative*) of its treasury stock for the allocation and distribution of shares in the Share Exchange.
     Pursuant to the simplified share exchange procedures, the Company will not obtain the approval of a general meeting of its shareholders. Lecien plans to obtain the approval of its ordinary general meeting of shareholders to be held on June 26, 2009 on the Share Exchange.

*	The number of shares of treasury stock to be allocated in the Share Exchange was calculated based on the number of issued shares of Lecien as of March 31, 2009 (32,376,025 shares; excluding shares of treasury stock).
<Outline of Other Party in Share Exchange>

(1)	Trade Name:	Lecien Corporation

(2)	Business Description:	Manufacturing and sales of women’s innerwear and clothing, lace and other handicrafts accessories

(3)	Capital Amount:	¥4,106 million (as of December 31, 2008)

(4)	Net Assets:	¥4,616 million (consolidated) (as of December 31, 2008)

(5)	Total Assets:	¥10,866 million (consolidated) (as of December 31, 2008)

(6)	Number of Employees:	1,269 (consolidated) (as of December 31, 2008)
<Information on Shares to be Obtained>

(1)	Number of Shares to be Acquired:	The Company will acquire all shares of Lecien issued as of the prior date of the effective date of the Share Exchange (August 17, 2009 (tentative)).

		As of March 31, 2009, the number of issued shares of Lecien was 32,376,025 shares, excluding shares of treasury stock. However, because the Company may purchase the shares not constituting one unit by the effective date of the Share Exchange, the number of shares to be acquired is not determined as of the date hereof.

(2)	Acquisition Price:	The acquisition price is not determined as of the date hereof since the acquisition price will be calculated based on the share price of the Company as of the effective date of the Share Exchange and the number of shares to be acquired.

(3)	Shareholding Ratio after Acquisition:	100%

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 9, 2009
Board of Directors
Wacoal Holdings Corp.

Deloitte Touche Tohmatsu
Certified Public Accountants

Representative Partner and Engagement Partner
Yasuhiro Onishi (Seal)

Representative Partner and Engagement Partner
Hiroyuki Asaga (Seal)

Representative Partner and Engagement Partner
Akiyo Shimoida (Seal)
     Pursuant to Paragraph 4, Article 444 of the Corporate Law, we have examined the consolidated financial statement, i.e., the consolidated balance sheet, the consolidated income statement, the consolidated shareholders’ equity statement and notes on consolidated financial statements of Wacoal Holdings Corp. for the consolidated accounting year from April 1, 2008 to March 31, 2009. Responsibility for preparation of the consolidated financial statements is borne by the Company’s management, and our responsibility is limited to our opinions on such consolidated financial statement and from an independent standpoint.
     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the consolidated financial statements. Our audit was carried out based on a testing audit, and we also examined the representations in the consolidated financial statements as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.
     We are of the opinion that the consolidated financial statements of the Company present fairly the financial position and the results of the operations of the corporate group comprised of the Company and its consolidated subsidiaries during the subject period in conformity with the accounting standards generally accepted in the United States (Please refer to Note 1 of the “Notes on Basic Significant Matters in Preparing Consolidated Financial Statements”) pursuant to the Paragraph 1, Article 120 of the regulations for corporate accounting under the Corporate Law.
ADDITIONAL INFORMATION
     As described in the “NOTES ON SUBSEQUENT EVENTS”, the Board of Directors of Wacoal Holdings Corp. resolved to make Lecien Corporation a wholly owned subsidiary of Wacoal Holdings Corp. through a share exchange at its meeting held on May 8, 2009.
     Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.
-End-

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 9, 2009
Board of Directors
Wacoal Holdings Corp.

Deloitte Touche Tohmatsu
Certified Public Accountants

Representative Partner and Engagement Partner
Yasuhiro Onishi (Seal)

Representative Partner and Engagement Partner
Hiroyuki Asaga (Seal)

Representative Partner and Engagement Partner
Akiyo Shimoida (Seal)
     Pursuant to Item 1, Paragraph 2, Article 436 of the Corporate Law, we have examined the balance sheet, the statement of income and statements of changes in shareholders’ equity as well as the supplementary statement of Wacoal Holdings Corp. for the 61st fiscal year from April 1, 2008 to March 31, 2009. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company’s management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.
     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.
     We are of the opinion that the financial statements and the supplementary statement of the Company present fairly the financial position and the results of the operations during the subject period in conformity with the accounting standards generally accepted in Japan.
ADDITIONAL INFORMATION
     As described in the “NOTES ON SUBSEQUENT EVENTS”, the Board of Directors of Wacoal Holdings Corp. resolved to make Lecien Corporation a wholly owned subsidiary of Wacoal Holdings Corp. through a share exchange at its meeting held on May 8, 2009.
     Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.
-End-

AUDIT REPORT
     We, the Board of Statutory Auditors, have received the reports of the audit procedures and results concerning the execution of duties by the Directors during the 61st fiscal year, from April 1, 2008 to March 31, 2009, prepared by each of the Statutory Auditors. After discussing the reports, we have prepared this Audit Report and report as follows:
1.	Procedures and details of the audits by the Statutory Auditors and the Board of Statutory Auditors
     The Board of Statutory Auditors prescribed the principles of audit and the assignment of the business responsibilities, etc., received reports on the audits and results from each of the Statutory Auditors, received reports regarding the execution of duties by Directors and Accounting Auditor and requested reports whenever necessary.
     In conformity with the audit standards prescribed by the Board of Statutory Auditors and in accordance with the principles of audit and the assignment of the business responsibilities, etc., each of the Statutory Auditors have made efforts in communicating with the Directors, internal audit department and other employees and maintaining an environment for information gathering and auditing, attended meetings of the Board of Directors and other important meetings, received reports regarding the execution of duties by the Directors and employees, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested explanations. Furthermore, we have monitored and inspected the system to ensure that the execution of duties by Directors conform with the laws or regulations and the Articles of Incorporation, the details of the resolution of the Board of Directors concerning the establishment of a system as required by the provisions of Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Corporate Law to ensure the appropriate business conduct by a joint stock corporation (Kabushiki Kaisha) as well as the system established pursuant to such resolution (internal control system).
     With respect to internal control related to financial reporting, we received [reports] from Deloitte Touche Tohmatsu regarding the valuation and the audits regarding said internal control, and requested reports whenever necessary.
     We have also examined the details of the basic policies (as stipulated in Item 3 (a), Article 118 of the Enforcement Regulations of the Corporate Law) and each effort (as stipulated in Item 3 (b) of said Article) as described in the business report. With respect to subsidiaries, we made efforts to communicate and exchange information with the Directors and Statutory Auditors of the subsidiaries and, whenever necessary, requested reports on the business from such subsidiaries. Based on the above, we have examined the business report and its supplementary statements for the subject fiscal year.
     Furthermore, we have monitored and inspected whether the Accounting Auditor has maintained independence and whether the audits have been conducted appropriately, received reports from the Accounting Auditor on the execution of duties and requested explanations whenever necessary. The Accounting Auditor has reported to us that the “system to ensure the appropriate execution of duties” (matters stipulated in each Item of Article 131 of the regulations for corporate accounting under the Corporate Law) has been established pursuant to the “Quality Control Standard for Audits” (October 28, 2005 Business Accounting Council), and we requested explanations whenever necessary. Based on the above, we have examined the financial statements (the balance sheet, the statement of income, statements of changes in shareholders’ equity and notes) and its supplementary statement, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated income statement, the consolidated shareholders’ equity statement and notes) for the subject fiscal year.
2.	Results of the Audit

(1)	Results of the audit on the business report
(i)	The business report and its supplementary statement present fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(ii)	With regard to the execution of duties by the Directors, there has been no misconduct nor material matters that would constitute a violation of any laws or regulations of Japan or the Company’s Articles of Incorporation.

(iii)	In our opinion, the details of the resolution of the Board of Directors regarding the internal control system are fair and we have nothing to point out with regard to the execution of duties by Directors concerning such internal control system (including the internal control related to financial reporting).

(iv)	We have nothing to point out with regard to the basic policies on the nature of personnel who should control the determination of financial and business policies of the Company as described in the business report. Furthermore, in our opinion, each effort as stated in the business report (pursuant to Item 3 (b), Article 118 of the Enforcement Regulation of the Corporate Law) is in line with such basic policy, is not detrimental to the common interests of the shareholders of the Company and is not intended to maintain the status of corporate officer of the Company.
(2)	Results of the audit of the financial statements and the supplementary statement

In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.

(3)	Results of audit of consolidated financial statements

In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.
May 15, 2009

Wacoal Holdings Corp.
Board of Statutory Auditors

Kimiaki Shiraishi (Seal)
Full-time Statutory Auditor

Yoshio Kawashima (Seal)
Full-time Statutory Auditor

Yutaka Hasegawa (Seal)
Statutory Auditor

Tomoharu Kuda (Seal)
Statutory Auditor

Yoko Takemura (Seal)
Statutory Auditor
(Note)
     Mr. Yutaka Hasegawa, Mr. Tomoharu Kuda and Ms. Yoko Takemura, Statutory Auditors, are Outside Statutory Auditors as stipulated by Item 16, Article 2 and Paragraph 3, Article 335 of the Corporate Law.
-End-

Agenda and Reference Materials
Agenda Item No. 1: Partial Amendment to the Articles of Incorporation
1. Reason for the Amendments
(1)	In light of the spread of the Internet, we will amend Article 5 (Method of Public Notice) of the current Articles of Incorporation in order to change our method of public notices to electronic format for improved convenience and streamlined public notice procedures. In addition, where electronic public notice is not possible, we will specify the method of public notice.

(2)	The Act Partially Amending Acts, etc., Concerning Transfer of Bonds, etc., in Order to Streamline Settlement for Transaction of Shares and Other Securities (Law No. 88 of 2004) promulgated on June 9, 2004 was implemented on January 5, 2009, and all listed shares were changed to book-entry transfer shares (so called “electronic share certificate system”). In response to this, we will delete those provisions of our Articles of Incorporation conditioned upon the existence of share certificates as well as provisions regarding beneficial shareholders and the beneficial shareholder register, in addition to making other required amendments.

(3)	We will establish supplementary provisions Articles 1 and 2 to stipulate interim measures relating to the electronic share certificate system.

(4)	In order to introduce a system for additional purchases for shares not constituting one unit for improved shareholder convenience, we will add a new provision to this effect in amended Article 9, and additionally add Article 8(4) stipulating the rights of shareholders holding shares not constituting one unit.

(5)	In connection with the stipulation in “Matters relating to the Determination of the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers)” proposed in Item 5 of the agenda for the general meeting of shareholders, according to which the Independent Committee can recommend to the Board of Directors that such matter be placed on the agenda at the general meeting of shareholders, where it determines that it is appropriate to obtain a resolution by the general meeting of shareholders for implementation of a gratis allocation of stock acquisition rights, we will amend Article 16 of the current Articles of Incorporation “Matters to be Resolved at General Meetings of Shareholders”, so that matters relating to the gratis allocation of stock acquisition rights can be passed by the general meeting of shareholders.

(Note: For details regarding the defensive measures against takeovers, please see the announcement regarding “Determination of the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers),” which was announced on May 8, 2009.

(6)	In addition to the above, we will also insert, delete, amend or revise provisions or language as necessary.

2.	Details of the Amendment of the Articles of Incorporation

The details of the amendment are as follows.
(Parts to be amended are underlined.)

Current Provision	Proposed Amendment
Article 5 (Method of Public Notice) Public notices of the Company shall be given in the Nihon Keizai Shimbun.	Article 5 (Method of Public Notice) Public notices of the Company shall be electronic public notices; provided that, where notice cannot be given by electronic public notice due to an accident or unavoidable event, it shall be given in the Nihon Keizai Shimbun.

Article 7 (Issuance of Stock Certificates) The Company shall issue stock certificates representing shares of the Company.	(Deleted.)

Article 8 (Number of Shares Constituting One Unit and Non-issuance of Shares not Constituting One Unit)
1. The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.
2. Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit of shares unless otherwise stipulated in the Share Handling Regulations of the Company.

Article 7 (Number of Shares Constituting One Unit) (Same as present.) (Deleted.)

Article 9 (Rights Concerning Shares Not Constituting One Unit)
The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning held shares constituting not constituting one unit:

(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;
(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;
(3) the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.
[Newly added.]

Article 8 (Rights Concerning Shares Not Constituting One Unit)
The shareholders of the Company may not exercise any rights except for the rights set forth below concerning shares not constituting one unit:

(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;
(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;
(3) the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held;
(4) the right to make claims as stipulated in the following article
[Newly added.]	Article 9 (Additional Purchase of Shares Not Constituting One Unit)

A shareholder of the Company may demand the sale of additional shares in order to constitute one unit together with the shares not constituting one unit that such shareholder holds pursuant to the Share Handling Regulations.

Article 10 (Transfer Agent)
1.                                   (Provision omitted.)

2.                                   (Provision omitted.)

3.   The shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register, the register of stock acquisition rights and the register of lost shares of the Company.

Article 10 (Transfer Agent)
1.                                           (Same as present.)

2.                                           (Same as present.)

3.   The shareholders’ register and the register of stock acquisition rights of the Company shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register and the register of stock acquisition rights of the Company.

Article 16 (Matters to be Resolved at General Meetings of Shareholders)
1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

Article 16 (Matters to be Resolved at General Meetings of Shareholders)
1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.
(Newly added.)	2. The Company may decide on matters concerning a gratis allocation of stock acquisition rights by resolution of the general meeting of shareholders or by resolution of the Board of Directors based on delegation by resolution of the general meeting of shareholders.

(Newly added.)	3. In the event that the Company decides on the matters concerning a gratis allocation of stock acquisition rights pursuant to the preceding paragraph as part of the Measures against the Acquisition of a Substantial Shareholding of the Company, the Company may set forth details of the stock acquisition rights as follows:

(Newly added.)	(1) Certain parties set forth in the Measures against the Acquisition of a Substantial Shareholding of the Company (“Unqualified Parties”) may not exercise such stock acquisition rights.
(2) The Company may acquire stock acquisition rights from parties other than Unqualified Parties and issue the Company’s shares in exchange therefor.

2. The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primarily intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the
4. The measures against the acquisition of a substantial shareholding of the Company as stipulated in Paragraphs 1 and 3 shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the

Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.
(Newly added) (Newly added)	Supplementary Provisions
1. The Company shall cause the transfer agent to maintain the register of lost shares of the Company and handle any business relating to the register of lost shares.

2. This and the preceding provision shall be valid up to and including January 5, 2010, and shall expire as of January 6, 2010.

Agenda Item No. 2: Election of Seven Directors
     The term of office of all eight (8) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, and it is therefore proposed that seven (7) Directors be elected.
     The candidates for director are as follows:

		Brief Personal History	Company
Candidate		(including representation of	Shares owned
No.	Name (Date of Birth)	other companies, if any)	by Candidate
1.	Yoshikata Tsukamoto	April 1972
	(January 29, 1948)	Joined the Company	1,338,136
November 1977 Appointed Director
November 1981 Appointed Managing Director
September 1984 Appointed Executive Vice President Appointed Representative Director (acting)

		Brief Personal History	Company
		(including representation of	Shares owned
Candidate No.	Name (Date of Birth)	other companies, if any)	by Candidate
June 1987 Appointed President and Director (acting)
June 2002 Appointed Corporate Officer
October 2005 Appointed Representative Director and President, Corporate Officer (acting) of Wacoal Corp.
Other companies Appointed (Representative Director of Wacoal Corp.; Chairman and Director of Wacoal International Corp.; Chairman and Director of Wacoal America Inc.)

2.	Shoichi Suezawa	March 1970	11,000
	(June 13, 1947)	Joined the Company
June 1996 Appointed Director
June 2002 Appointed Managing Director, Corporate Officer
June 2003 Appointed Senior Corporate Officer
April 2005 Appointed Supervisor of Corporate Staff
June 2005 Appointed Senior Corporate Officer
October 2005 Appointed Director Appointed Director and Senior Corporate Officer of Wacoal Corp.
June 2006 Appointed Senior Managing Director
June 2008 Appointed Director and Vice President (acting)
Other companies President and Director of Wacoal Investment Co., Ltd.

3.	Hideo Kawanaka	April 1965	8,000
	(June 25, 1942)	Joined Isetan Co., Ltd.
June 1992 Appointed Director of Isetan Co., Ltd Matsudo Branch Manager
July 1993 Appointed Representative Director and President of West Japan Railway Isetan Ltd.
June 2001 Appointed Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation
June 2004 Appointed Representative Director and Senior

		Brief Personal History	Company
		(including representation of	Shares owned
Candidate No.	Name (Date of Birth)	other companies, if any)	by Candidate
Manager, Sales Manager
June 2007 Appointed Advisor to the Company Appointed Senior Managing Director (acting)
November 2007 Appointed Director and Senior Corporate Officer of Wacoal Corp.
April 2008 Appointed Director and Vice President, Corporate Officer of Wacoal Corp. (acting)

4.	Tadashi Yamamoto	March 1976	7,000
	(November 14, 1952)	Joined the Company
April 2002 Appointed General Manager of Human Resources Department
June 2002 Appointed Corporate Officer
October 2005 Appointed Corporate Officer of Wacoal Corp.
April 2006 Appointed General Manager of Personnel and Administration Department of the Company Managing Corporate Officer (acting) of Wacoal Corp.
June 2006 Appointed Director of Wacoal Corp. Appointed Director (acting)
April 2008 Appointed Director and Senior Corporate Officer (acting) of Wacoal Corp.

5.	Kazuo Inamori	April 1959	0
	(January 30, 1932)	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
May 1966 Appointed President and Representative Director of Kyoto Ceramic Co., Ltd.
April 1984 Established The Inamori Foundation, Chairman (acting)
June 1984 Established DDI Corporation (currently known as KDDI Corporation), Chairman and Representative Director
June 1985 Appointed Chairman and Representative Director and President of Kyocera Corporation
June 1997 Appointed Chairman Emeritus and Director of Kyocera Corporation
June 1997 Appointed Chairman Emeritus and Director of

		Brief Personal History	Company
		(including representation of	Shares owned
Candidate No.	Name (Date of Birth)	other companies, if any)	by Candidate
DDI Corporation
June 2001 Appointed Honorary Adviser (acting) of KDDI Corporation
June 2005 Appointed Chairman Emeritus (acting) of Kyocera Corporation Appointed Director (acting) of the Company

6.	Mamoru Ozaki	June 1991	0
	(May 20, 1935)	Appointed Commissioner of the National Tax Agency
June 1992 Appointed Administrative Vice Minister of Finance
May 1994 Appointed President of People’s Finance Corporation
October 1999 Appointed President of National Life Finance Corporation
February 2003 Appointed Advisor to Yazaki Corporation (acting)
July 2003 Appointed Advisor of the Company
June 2005 Director of the Company (acting)

7.	Atsushi Horiba	September 1972	3,000
	(February 5, 1948)	Joined HORIBA, Ltd.
June 1982 Appointed Director and General Manager of Overseas Business
June 1988 Appointed Senior Managing Director and General Manager of Sales Division
January 1992 Appointed Representative Director and President
June 2005 Appointed Representative Director and Chairman and President (acting)
June 2008 Appointed Director (acting) of the Company

(Note)	1.	There are no special interests between the candidates and the Company.

	2.	Mr. Kazuo Inamori, Mr. Mamoru Ozaki and Mr. Atsushi Horiba are the candidates for the Outside Director position as required by the Corporate Law.

	3.	We recommend Mr. Kazuo Inamori as an Outside Director candidate because he has extensive experience and knowledge in the business world as an entrepreneur and manager and we believe he can utilize his strong leadership skills and knowledge to help strengthen our management.
His tenure of office as Outside Director would be for four (4) years following the conclusion of this Ordinary General Meeting of Shareholders.

4.	We recommend Mr. Mamoru Ozaki as an Outside Director candidate due to his long career (including in financial administration) and extensive professional knowledge, and we believe he can utilize his experience to enhance the transparency and objectivity of our management.

His tenure of office as Outside Director of the Company would be four (4) years following the conclusion of the Ordinary General Meeting of Shareholders.

5.	We recommend Mr. Asutshi Horiba as an Outside Director candidate due to his extensive experience as a manager and knowledge in overseas business development for companies in and outside Japan and we believe he can utilize his strong leadership skills and knowledge to help strengthen our overseas business development.

His tenure of office as Outside Director would be for one (1) year following the conclusion of this Ordinary General Meeting of Shareholders.

6.	HORIBA, Ltd., for which Mr. Atsushi Horiba acts as Representative Director and President, received a cease and desist order and an order for payment of administrative surcharge (¥37.06 million in total) on November 12, 2008 from the Japan Fair Trade Committee for a violation of the Anti-Monopoly Law of Japan in the bidding for the Automatic Ambient Air Monitors ordered by the governmental offices.

7.	Limitation of Liability Agreement with Outside Directors In order to secure qualified personnel, our Articles of Incorporation prescribe that we may execute a limitation of liability agreement with Outside Directors to limit their liability for damages in certain instances, and Messrs. Kazuo Inamori, Mamoru Ozaki and Atsushi Horiba, the Outside Director candidates, have executed such limitation of liability agreement.

If the re-election of each Outside Director is approved, we plan to continue the limitation of liability agreement with each Outside Director.

A summary of the limitation of liability agreement is as follows:
•	The maximum amount of liability for damages incurred due to negligence of duties by the Outside Director shall be the minimum liability amount as provided by Paragraph 1, Article 427 of the Corporate Law.

•	The limitation of liability shall be accepted only if the Outside Director is without knowledge and is not grossly negligent in performing his or her duties.
Agenda Item No. 3: Election of One Statutory Auditor
     The term of office of Statutory Auditor Ms. Yoko Takemura will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the election of one Statutory Auditor has been proposed.
     This agenda item has been approved by the Board of Statutory Auditors.
     The Statutory Auditor candidate is as follows:

	Brief Personal History	Company
	(including representation of	Shares owned
Name (Date of Birth)	other companies, if any)	by Candidate
Yoko Takemura	April 1990	6,000
(April 7, 1952)	Registered as a lawyer of Tokyo Bar Association; joined Miyake, Imai & Ikeda
January 1997 Appointed as partner of Miyake, Imai & Ikeda (acting)
June 2005 Appointed Statutory Auditor of the Company (acting)

(Note)	1.	There are no special interests between the candidate and the Company.

	2.	Ms. Yoko Takemura is the candidate for the Outside Statutory Auditor position as required by the Enforcement Regulations of the Corporate Law.

	3.	We recommend Ms. Yoko Takemura as an Outside Statutory Auditor candidate because we believe that the Company can make use of her specialized knowledge and experience as an attorney-at-law in our auditing system.

Ms. Yoko Takemura was never involved in company management other than by way of becoming an Outside Statutory Auditor in the past. However, because of the reason described above, we decided that Ms. Yoko Takemura will be able to appropriately execute her duties as an Outside Statutory Auditor.
Her tenure of office as Outside Statutory Auditor would be for four (4) years following the conclusion of this Ordinary General Meeting of Shareholders.

	4.	Limitation of Liability Agreement with Outside Statutory Auditors In order to secure qualified personnel, our Articles of Incorporation prescribe that we may execute a limitation of liability agreement with Outside Statutory Auditors to limit their liability for damages in certain instances, and Ms. Yoko Takemura, the candidate for Outside Statutory Auditor, has executed such limitation of liability agreement.

If the re-election of Ms. Yoko Takemura is approved, we plan to continue the limitation of liability agreement with Ms. Yoko Takemura.

A summary of the limitation of liability agreement is as follows:
•	The maximum amount of liability for damages incurred due to negligence of duties by the Outside Statutory Auditor shall be the minimum liability amount as provided by Paragraph 1, Article 427 of the Corporate Law.

•	The limitation of liability shall be accepted only if the Outside Statutory Auditor is without knowledge and is not grossly negligent in performing his or her duties.
Agenda Item No. 4: Payment of Officers’ Bonuses
     We propose that officers’ bonuses of ¥40 million in total be paid to our 5 current Directors (excluding the Outside Directors) as of the end of the fiscal year in consideration of the business results of the fiscal year ended March 31, 2009.

Agenda Item No. 5:	Determination of Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures against Takeovers)
          The effective periods of both the “Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers)” as approved at the Company’s 58th ordinary general of shareholders held on June 29, 2006 (such basic, the “Former Basic Policy”) and the specific plan that was based on the Former Basic Policy (the “Former Plan”) as adopted by the Board of Directors of the Company on the same day will expire upon the close of this Ordinary General Meeting of Shareholders.
          In light of revisions and other amendments to laws and ordinances since the introduction of the Former Plan, the Company would like to seek for the approval to make required amendments to the Former Basic Policy, as described in Section 1 below, to prevent the asset and business policy decisions of the Company being controlled by an inappropriate person in light of the “Basic Policy concerning Appropriate People who Control the Asset and Business Policy Decisions of the Company” (the policy governed by the main text of Item 3, Article 118 of the Enforcement Regulations of the Corporate Law) (Item 3(b)(2), Article 118 of the Enforcement Regulations of the Corporate Law) and to determine the specifics of the “Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (the amended policy, the “Basic Policy) under Article 16 of the Articles of Incorporation of the Company as described in Section 3 below.
1.	Basic Policy Concerning Appropriate People who Control the Asset and Business Policy Decisions of the Company
          Since its establishment in 1949, the Company has strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish the Company’s business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming beautiful and facilitating the realization of women’s desire to be beautiful. Moreover, as a leading female innerwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.
          The Company’s enterprise value is mainly generated from (i) its strong market position and brand value in the intimate apparel market, which has been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-added, attractive products based on the results of human scientific research from a medium- to long-term perspective; (iii) its superb product quality and supporting technical staff, as well as its highly productive global manufacturing and supply systems employing excellent sewing technology; (iv) its close personal relationships with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been gained through direct communication and sales by the Company’s beauty advisors, who have a sound knowledge of the Company’s products and a wealth of sales experience; and (vi) its good social standing established through the promotion of various social action programs such as the “Remmama” project and “Pink Ribbon” activities, and the Company’s enterprise value and the common interests of its shareholders will suffer unless these “Wacoal strengths” are secured over the medium- to long-term. The Company therefore believes that any person who controls the assets and business decisions of the Company must fully understand these considerations and must be capable of securing and enhancing the enterprise value and the common interests of the shareholders of the Company over the medium- to long-term.
          The Company will not uniformly reject an acquisition of a substantial shareholding of the Company if it contributes to the enterprise value and the common interests of the shareholders of the Company. However, there are many acquisitions of substantial shareholdings of companies that do not contribute to the enterprise value of the target company or the common interests of its shareholders, such as where it is clear from the purpose of the acquisition that it will cause damage to the enterprise value of the target company or the common interests of its shareholders, where it is likely that the shareholders are in effect being forced to sell their shares, where insufficient time or information is given for the Board of Directors and the shareholders of the target company to consider the conditions of the acquisition or for the Board of Directors of the target company to make an alternative proposal, or where it is necessary for the target company to negotiate with the prospective purchaser to obtain conditions that are more favorable than those proposed by the prospective purchaser.
          In light of these circumstances, the Company believes that it is essential that it be ready at all times to implement a system that will prevent any acquisition that is contrary to the enterprise or the common interests of the shareholders of the Company by enabling its shareholders to determine whether or not to accept such an acquisition and enabling its Board of Directors to secure any necessary information and time to make an alternative proposal or to negotiate with the prospective purchaser on behalf of its shareholders at the time of an acquisition of the shares of the Company.
2.	Special Measures that Contribute to the Realization of the Basic Policy

(1)	Measures for the Enhancement of Corporate Value
          In January 2007, the Company established the “Medium-Term Management Plan 2007–2009” and is working to secure and enhance the enterprise value and the common interests of the shareholders of the Company under this management plan.
          Further, the Company is promoting CAP21 (Corporate Activation Project 21) in order to realize its medium- and long-term strategies to further enhance its enterprise value and is working to enhance its enterprise value through its business expansion strategy to achieve more accelerated growth starting with making Peach John Co., Ltd. a wholly owned subsidiary.
          The Company will continue to conduct its business operations with the aim of enhancing its enterprise value based on the four pillars of (i) taking a proactive stance towards expanding its domestic growth fields (such as its Peach John business, direct retail business, Wellness business, and men’s innerwear business) and its global markets (China, United States, Europe, and other newly industrialized countries and regions), (ii) increasing the profitability of the Group (such as concentrating management resources in growth fields and strengthening alliances within the Group), (iii) accelerating business reorganization (such as eliminating unreasonable and wasteful factors and making adjustments to respond to changes in the external environment), and (iv) carrying out CSR activities (such as compliance training and education, strategic investor relation activities, and social action programs) in order to build “Wacoal” as an enduring corporate brand while improving the “Wacoal strengths” from which the Company’s enterprise value is generated as described in Section 1 above, and remaining aware that the objectives of Company are “making women beautiful,” “assisting women in becoming beautiful” and “facilitating the realization of women’s desire to be beautiful.”
(2)	Measures to Enhance Corporate Governance
          The purpose and basic policy of the Company Group’s corporate governance is to continuously enhance the Company’s enterprise value by increasing transparency and securing the fairness and independence of its corporate management from the perspective of all stakeholders, including its shareholders and customers.
          The following bodies and systems have been established within the Company with the aim of enhancing the Company’s corporate governance, and the entire Company is also working towards this goal.
          The Board of Directors of the Company currently comprises eight Directors and makes decisions on matters concerning important business, such as management policy and management strategy and matters stipulated by laws or ordinances or the Articles of Incorporation of the Company. Three of these eight Directors are independent Outside Directors who give the Board of Directors advice and guidance from an objective perspective based on their wealth of experience and knowledge of management and business. The term of office of each director is one year, and we are further clarifying the responsibility of the Company’s management to its shareholders. Further, with respect to the nomination, promotion, and remuneration of Directors, an “Executive Compensation Advisory Committee,” whose members include Outside Directors, has been established and is run with a high degree of transparency and fairness.
          The Company uses a “statutory auditor system”, and the Board of Auditors of the Company comprises five Statutory Auditors, of which three are Outside Statutory Auditors. The function of the Board of Auditors is to monitor and supervise the management of the Company.
          Wacoal Corp., one of the our Group’s core business companies, has adopted an executive officer system in order to separate management supervision and management execution. “Group Management Rules” and “Group Accounting Rules” have been established for Wacoal Corp. and each other Group company, and each Group company conducts its business operations in accordance with both sets of rules.
          Further, the “Group Management Meeting”, which comprises Directors and Statutory Auditors of the Company, has been established in the Company. This meeting considers matters concerning the management strategy of the Group and other important management issues and conducts preliminary reviews of matters for review by the Board of Directors of the Company together with the “Wacoal Senior Management Meeting”, which comprises Directors, Statutory Auditors, and senior executive officers of Wacoal Corp., one of the Company Group’s core business companies.

          Further, the “Quarterly Business Results Review Committee” has been established under the “Group Management Meeting”. The Directors and the Statutory Auditors of the Company and the Directors, Statutory Auditors, and executive officers of Wacoal Corp., one of the Company Group’s core business companies, attend meetings of the Quarterly Business Results Review Committee and review the business results of each business company and each business department each quarter.
          In addition, the “Corporate Ethics Committee”, “Disclosure Committee”, and “Risk Management Committee” have each been established as committees of the entire Company. Under these committees, the “Compliance Division”, “Quality Assurance Division”, “Accident and Disaster Measures Division”, “Information Security Promotion Division”, and “Environmental Division” have each been established, and each of these divisions is ready to enhance and respond to risks of loss of enterprise value in each field. These divisions report to the Board of Directors of the Company from time to time on the status of their activities.
3.	Measures for the Purpose of Preventing Asset and Business Policy Decisions of the Company Being Controlled by an Inappropriate Person in Light of the Basic Policy
(1)	Outline of the Basic Policy
          For the purpose of securing and enhancing the enterprise value and the common interests of the shareholders of the Company, the Board of Directors of the Company will pass a resolution to adopt specific measures pursuant to the “Main Features of the Plan” (the “Plan”) as stipulated in Paragraph (2) below. The preventive measures are to be taken against the acquisition of a substantial shareholding of the Company by providing advance warning (i.e. takeover defensive measures during ordinary times) to any third party who may launch an acquisition of shares of the Company that there are procedures that such third party must follow as well as that a gratis allocation of acquisition rights for the subscription of new shares with discriminatory treatment for the exercise of such rights and a condition to purchase such shares may be implemented by the Company. Such advance warning will be given by disseminating the details of such Plan through timely disclosure to the relevant stock exchange and disclosure in the Company’s business reports as well as other materials that are required to be disclosed by law and by posting such details on the Company’s website.
(2)	Main Features of the Plan
(a)	Outline of the Plan

Under the Plan, the Company will demand that any third party (the “Purchaser”) who launches or proposes a Purchase as defined in (b) below follow the procedures prescribed in (c) below and will obtain the information and ensure sufficient time to consider such Purchase. In any of the circumstances set forth under (e)(i) below, the Company will conduct a gratis allocation to all shareholders of acquisition rights for the subscription of new shares with terms that prohibit such Purchaser from exercising such rights (discriminatory treatment) with a condition to purchase shares or other terms as prescribed in (e)(iii) below (the “Stock Acquisition Rights”).

(b)	Purchase

The term “Purchase” as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:
(i)	the purchase of share certificates[1] issued by the Company that results in a shareholding ratio[2] by a shareholder[3] of more than 20% of such share certificates; and

(ii)	a public tender offer[4] for share certificates[5] issued by the Company that results in a combined ownership ratio[6] by the offer or and any of its affiliates[7] of more than 20% of such share certificates.
(c)	Purchase procedures to be followed by the Purchaser

Unless otherwise provided by the Board of Directors, if the Purchaser intends to make a Purchase, such Purchaser must submit to the Company a document in a form prescribed by the Company describing the particulars of the Purchaser, the purpose, method and details of the Purchase, the basis of calculation of the purchase price, evidence of funds for the Purchase, management policies of the Group after the Purchase, and other information separately required by the Board of Directors upon renewal of the Plan (the “Required Information”) as well as an oath by such Purchaser that such Purchaser will follow the procedures as prescribed in the Plan (the “Purchase Explanation Document”) prior to the launch of such Purchase. The Board of Directors will provide the Purchase Explanation Document to the Independent Committee (see (f) below for details; hereinafter the same) promptly after receipt. If the description of the Required Information in such Purchase Explanation Document is deemed insufficient by the Independent Committee, the Purchaser must submit additional information requested by the Independent Committee no later than the deadline set by the Independent Committee. In order to conduct a comparative examination of the description of the Purchase Explanation Document and Required Information with the management plan of the Board of Directors and the valuation of the company by the Board of Directors, and to conduct an examination of alternative proposals by

[1]	“Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Act (“FIEA”); the same shall apply hereinafter unless provided otherwise.

[2]	“Ratio of holding of the share certificates” (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of the FIEA; the same shall apply hereinafter.

[3]	“Shareholder” (hoyusha) shall include any parties stipulated in Paragraph 3, Article 27-23 of the FIEA; the same shall apply hereinafter.

[4]	“Public tender offer” (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of the FIEA; the same shall apply hereinafter.

[5]	For the purposes of this paragraph (ii), “Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of the FIEA.

[6]	“Combined ratio of ownership of the share certificates” (kabukento shoyu wariai) shall have the meaning as prescribed in Paragraph 8, Article 27-2 of the FIEA; the same shall apply hereinafter.

[7]	“Affiliate” (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our Board of Directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of the FIEA; provided, however, that a person prescribed in Paragraph 2, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

the Board of Directors from the perspective of securing and enhancing the enterprise value and the common interests of the shareholders of the Company, the Independent Committee may also request the Board of Directors to present its opinion concerning the terms and conditions of such Purchase as well as to submit any supporting materials, alternative proposals or other information and/or materials as may be required by the Independent Committee no later than such response deadline set by the Independent Committee. Such deadline will take into account the time necessary for collection of the information and examination of the valuation of business by the Board of Directors, including independent experts, as the case may be (provided that such period does not in principle exceed 60 days).

(d)	Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by the Independent Committee

If the provision of information stipulated under (c) above is deemed sufficient by the Independent Committee, the Independent Committee will set a period (up to 60 days) for examination (the “Examination Period”) (provided, however, that if the Independent Committee cannot give advice as stipulated in (e)(i) or (ii) below before the expiration of the Examination Period, such period may be extended as necessary up to 30 days).

Based on the information and/or materials provided by the Purchaser and the Board of Directors, the Independent Committee will evaluate and/or examine the terms and conditions of the Purchase by the Purchaser during the Examination Period from the perspective of securing and enhancing the enterprise value and the common interests of the shareholders of the Company. The Independent Committee will also directly, or indirectly through the Board of Directors, discuss and/or negotiate with the Purchaser, or propose alternatives for the Company to the shareholders whenever necessary to improve the terms and conditions of the Purchase. If the Independent Committee requests directly, or indirectly through the Board of Directors, that the Purchaser provide material for examination or any other information or to discuss and/or negotiate with the Independent Committee during the Examination Period, the Purchaser must promptly respond to such request.

The Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at the Company’s cost.

(e)	Implementation of Gratis Allocation of Stock Acquisition Rights
(i)	Advice by Independent Committee on Implementation

The Independent Committee will advise the Board of Directors to implement a gratis allocation of Stock Acquisition Rights in the event that the Independent Committee determines that any of the following has occurred:
(A)	if the Purchaser fails to provide the required information and to observe the Examination Period as stipulated in (c) above or comply with the procedures as prescribed by the Plan;

(B)	if it is recognized that the Purchase by the Purchaser falls under any of the following categories and that it is reasonable to implement a gratis allocation of Stock Acquisition Rights as a result of the evaluation and/or consideration of the information and/or materials provided by the Purchaser and the Board of Directors, as well as discussions and/or negotiations with the Purchaser:
1)	a Purchase that threatens to cause obvious harm to the enterprise value of the Company and thus to the common interests of the shareholders through any of the following actions or other similar actions:
(a)	a buyout of share certificates for the purpose of requiring the Company to purchase such share certificates at an inflated price;

(b)	temporary control of the management of the Company to conduct business in such a way as to achieve the interests of the Purchaser at the expense of the Company, such as a low-cost acquisition of material assets of the Company;

(c)	diversion of the assets of the Company to secure or repay the debts of the Purchaser or its Group companies; or

(d)	temporary control of the management of the Company to dispose of high-value assets that are not currently related to the business of the Company, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends.
2)	a Purchase that effectively forces the shareholders to sell their share certificates, such as in a coerced two-tier purchase (i.e. the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions or does not set clear terms and conditions against shareholders in the second acquisition);

3)	a Purchase that is to be carried out without granting the Company the time reasonably necessary for it to provide an alternative proposal regarding such Purchase;

4)	a Purchase that is to be carried out without providing the Company’s shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

5)	a Purchase that includes inadequate or inappropriate terms and conditions (including the amount and type of consideration, the timeframe of the Purchase, the legality of the method of the Purchase, the probability of the implementation of the Purchase and policies for the treatment of the Company’s employees, contractors, clients and other interested parties of the Company) in light of the primary values of the Company; or
6)	a Purchase that may damage the Company’s relationship with its employees, contractors or clients that are essential in creating Company value or the brand value of the Company or that may pose a material threat to the values of the Company and thus to the common interests of its shareholders.
Provided, however, that after giving such advice, if the Purchaser withdraws its proposed Purchase or such proposed Purchase otherwise ceases to exist, or if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee may change its decision, including advising the withdrawal of the gratis allocation of the Stock Acquisition Rights or the gratis allocation of the Stock Acquisition Rights following allocation, and recommend such decision to the Board of Directors.

Even if the Independent Committee determines that the Purchase falls under (A) or (B) above, if the Independent Committee determines that it is reasonable to obtain the resolution of a general meeting of shareholders regarding the implementation of the gratis allocation of the Stock Acquisition Rights, it shall recommend to the Board of Directors that a general meeting of shareholders be convened and that the implementation of the gratis allocation of the Stock Acquisition Rights be placed on the agenda.

(ii)	Advice by Independent Committee on Non-implementation

If the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee will recommend to the Board of Directors that the gratis allocation of the Stock Acquisition Rights not be enforced.

Provided, however, that if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee subsequently determines that the Purchase by the Purchaser does fall under (A) or (B) of (i) above, the Independent Committee may amend its decision, including by advising the implementation of the gratis allocation of the Stock Acquisition Rights, and the recommendation of such decision to the Board of Directors.

(iii)	Disclosure of Information to Shareholders

The Board of Directors and the Independent Committee will promptly disclose information regarding those items among the following items determined as appropriate by the Independent Committee:
(1)	that there is a Purchaser;

(2)	that a Purchase Explanation Document has been provided and an outline of such details;

(3)	that the Required Information has been provided and an outline of such details;

(4)	that the Examination Period has commenced;

(5)	that a resolution for an extension of the Examination Period has been passed and an outline of such details; and

(6)	the recommendation of the Independent Committee and an outline of such details (and where a different recommendation is subsequently made due to a change in the facts, etc., the fact and an outline of such details thereof).
(iv)	Respect for the Advice of the Independent Committee by the Board of Directors

The Board of Directors shall give the utmost respect to the advice provided by the Independent Committee pursuant to (i) and (ii) above, and shall as an institution under the Corporate Law make a resolution on the implementation or non-implementation of the gratis allocation of the Stock Acquisition Rights.

Provided, if a recommendation is made by the Independent Committee that a general meeting of shareholder be convened and that the implementation of the gratis allocation of the Stock Acquisition Rights be placed on the agenda, the Board of Directors shall, excluding cases where holding a general meeting of shareholders is significantly difficult, promptly convene a general meeting of shareholders and place the implementation of the gratis allocation of the Stock Acquisition Rights on the agenda so as to hold a general meeting of shareholders as soon as is practically possible.

If the resolution for implementation of the gratis allocation of the Stock Acquisition Rights is passed by such general meeting of shareholders, the Board of Directors shall, pursuant to such general meeting of shareholder resolution, conduct procedures necessary for the gratis allocation of the Stock Acquisition Rights. (Where a resolution is passed at the general meeting of shareholder to the effect that the decision for the gratis allocation of the Stock Acquisition Rights is to be delegated to the Board of Directors, a Board of Directors’ resolution for the implementation of the gratis allocation of the Stock Acquisition Rights shall be voted upon.) Where the resolution for implementation of the gratis allocation of the Stock Acquisition Rights fails to pass at the general meeting of shareholders, a resolution for non-implementation of the gratis allocation of the Stock Acquisition Rights shall be voted upon.

The Purchaser shall not execute the purchase in the period up until the resolution for implementation or non-implementation of the gratis allocation of the Stock Acquisition Rights has been voted upon by the Board of Directors, or where the abovementioned general meeting of shareholders is convened, until the resolution for implementation of the gratis allocation of the Stock Acquisition Rights has been passed or not passed by such general meeting of shareholders.
Where the Board of Directors votes upon a resolution for the implementation or non-implementation of the gratis allocation of the Stock Acquisition Rights, where the Board of Directors votes upon a resolution for convocation of a meeting of general shareholders, or where a general meeting of shareholder resolution for the implementation or non-implementation of the gratis allocation of the Stock Acquisition is voted upon Rights, the Board of Directors shall promptly disclose the outline of such resolution and other information as determined as appropriate by the Board of Directors.

(v)	Primary Terms and Conditions of the Gratis Allocation of the Stock Acquisition Rights

The primary terms and conditions of the gratis allocation of the Stock Acquisition Rights are as follows:
(1)	Number of Stock Acquisition Rights

The number of Stock Acquisition Rights will be separately determined by the Board of Directors in a resolution relating to the gratis allocation of the Stock Acquisition Rights (the “Gratis Allocation Resolution”), up to a maximum of two times the final number of the total outstanding shares of the Company as of an allocation date (the “Allocation Date”) to be separately determined by the Board of Directors or a meeting of general shareholders of the Company in the Gratis Allocation Resolution (minus the number of the Company’s shares held by the Company at the time).

(2)	Shareholders Eligible for the Allocation

The Company will implement a gratis allocation of the Stock Acquisition Rights to those shareholders, other than the Company, who are registered or recorded in the Company’s final register of shareholders as of the Allocation Date at such ratio as separately determined in the Gratis Allocation Resolution up to a maximum of two Stock Acquisition Rights for every one stock of the Company held.

(3)	Effective Date of Gratis Allocation of Stock Acquisition Rights

The effective date shall be a date to be separately determined in the Gratis Allocation Resolution.

(4)	Number of Shares to be Acquired upon Exercise of the Stock Acquisition Rights

The number of Company shares[8] to be acquired for every one Stock Acquisition Right (transfer shares as stipulated in Paragraph 1, Article

[8]	Even in such case the Company becomes a Corporation with Class Shares (Article 2(13) of the Corporate Law), (1) Company shares issued upon the exercise of the Share Acquisition Rights and (2) shares delivered in exchange for the acquisition of Share Acquisition Rights shall mean the same type of share (common shares) currently issued by the Company at the commencement of the Ordinary General Meeting of Shareholders.

128 of the Act on Transfer of Bonds etc. to which the provisions of the same law are applicable) shall be one (1) share unless otherwise adjusted.

(5)	The Amount of Property to be Contributed upon Exercise of the Stock Acquisition Rights

The purpose of contributions made upon the exercise of the Stock Acquisition Rights shall be financial, and the value of property per share of the Company’s stock to be contributed upon the exercise of the Stock Acquisition Rights shall be at least one (1) yen but not exceeding one-half (1/2) of the market value of one share of the Company’s stock as separately determined in the Gratis Allocation Resolution.

(6)	Exercise Period of the Stock Acquisition Rights

The commencement date will be a date on which the gratis allocation of the Stock Acquisition Rights becomes effective or a date otherwise determined in the Gratis Allocation Resolution, and the period will be between one and two months as determined in the Gratis Allocation Resolution.

(7)	Terms and Conditions for Exercise

The parties set forth in (a) through (f) below (collectively the “Unqualified Parties”) may not in principal exercise Stock Acquisition Rights:
(a)	a specified large shareholder;[9]

(b)	joint shareholders[10] of a specified large shareholder;

(c)	a specified large purchaser;[11]

(d)	persons having a special relationship with a specified large purchaser;

(e)	any transferee of or successor to the Stock Acquisition Rights of any party falling under (a) through (d) above without the approval of the Board of Directors; or

(f)	any affiliate[12] of any party listed under (a) through (e) above.

[9]	“Specified large shareholders” (tokutei tairyo hoyusha) means a holder of share certificates issued by the Company and whose ratio of ownership in respect of such share certificates is deemed to be at least 20% by the Board of Directors.

[10]	“Joint shareholders” (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of FIEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

[11]	“Specified large purchaser” (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of FIEA; the same shall apply in this footnote 11) of share certificates (as defined in Paragraph 1, Article 27-2 of FIEA; the same shall apply in this footnote 11) issued by the Company through public tender offer and whose ratio of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the FIEA) is deemed by the Board of Directors to be at least 20% when combined with the ratio of ownership of share certificates of a person having a special relationship.

(8)	Restrictions on Transfer of the Stock Acquisition Rights

Any acquisition by assignment of the Stock Acquisition Rights requires the approval of the Board of Directors.

(9)	Acquisition of the Stock Acquisition Rights
(a)	The Company may, at any time up to the day before the first day of the exercise period of the Stock Acquisition Rights, acquire the Stock Acquisition Rights gratuitously.

(b)	The Company may, on a date separately determined by the Board of Directors acquire the Stock Acquisition Rights that are held by shareholders other than Unqualified Parties and which have not been exercised, and in exchange, deliver one share of the Company’s stock for every Stock Acquisition Right (unless otherwise adjusted).

(c)	Any other potential acquisition by the Company and the terms and conditions thereof shall be separately governed in a Gratis Allocation Resolution.
(10)	Others

Any other terms and conditions of the Stock Acquisition Rights shall be separately governed in a Gratis Allocation Resolution.
(f)	The Independent Committee

The Company shall establish an Independent Committee, which shall consist only of members who are independent from the executive officers of the Company, in order to prevent the Board of Directors from making an arbitrary decision concerning implementation and non-implementation of a gratis allocation of Stock Acquisition Rights pursuant to the Plan. The Independent Committee shall be composed of three or more members. All members of the Independent Committee shall be appointed from (i) Outside Directors of the Company, (ii) Outside Statutory Auditors of the Company or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants or academic experts, etc.) by the Board of Directors and shall be announced accordingly.

A resolution of the Independent Committee shall be adopted in principle by a majority of the members at a meeting where all members of the Independent Committee are present; provided, however, that if there are unavoidable circumstances such as an accident and any member is unable to act as aforesaid, a resolution may be adopted by the majority of the members present at a meeting where the majority of the members of the Independent Committee is present.

[12]	“Affiliate” (kanrensha) of a given party means a person deemed by the Board of Directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Board of Directors to act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

Any other matters concerning the Independent Committee shall be separately provided for by the Board of Directors.

(g)	Termination of the Plan

If the Board of Directors adopts a resolution to terminate the Plan, the Plan shall be terminated at that point.

(h)	Other

In addition to the matters set forth in (a) through (g) above, the particulars of the Plan shall be separately determined by the Board of Directors in a resolution relating to the renewal of the Plan.
(3)	Effective Period of the Basic Policy
     The effective period of the Basic Policy shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of this Ordinary General Meeting of Shareholders; provided, however, that the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meetings of shareholders if so resolved by a general meeting of shareholders, even if such effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the basic policy.
(Referential Information)
          The content of the Basic Policy is as described in Section 3 above. Please see below for the decisions made by the Board of Directors of the Company concerning the impact on shareholders and investors as well as the Basic Policy and the reasons concerning such decisions. We seek for the approval of this Agenda in consideration of the following matters.
A.	Impact on Shareholders and Investors
(1)	Impact on shareholders and investors at the time of renewal of the Basic Policy/the Plan

As no actual gratis allocation of Stock Acquisition Rights will occur at the time of renewal of the Basic Policy or the Plan, there will be no direct or concrete impact on the rights and interests of the shareholders or investors.

(2)	Impact on shareholders and investors at the time of a gratis allocation of Stock Acquisition Rights

Upon renewing the Plan and implementing a gratis allocation of Stock Acquisition Rights in accordance with the procedures under the Plan, Stock Acquisition Rights will be allotted gratis to the shareholders as of such Allocation Date and at such rate as are separately determined in a Gratis Allocation Resolution, up to a maximum of two Stock Acquisition Rights for each share held. If any shareholder(s) fail(s) to pay the amount equivalent to the exercise price or otherwise to implement the procedures to exercise its (their) Stock Acquisition Rights during the exercise period of Stock Acquisition Rights, the Company’s shares held by said shareholder(s) will be diluted by the exercise of Stock Acquisition Rights by other shareholders. However, the Company may, upon a decision by the Board of Directors, acquire Stock Acquisition Rights from shareholders other than Unqualified Parties and, in exchange, deliver the Company’s ordinary shares. In such case, shareholders other than Unqualified Parties will receive the Company’s shares in consideration of Stock Acquisition Rights acquired by the Company without exercising their Stock Acquisition Rights or paying an amount equivalent to the exercise price, and the value of the Company’s shares held by such shareholders will not be diluted.
Further, if a gratis allocation of Stock Acquisition Rights is discontinued after the resolution for such allocation is adopted or a gratis acquisition of Stock Acquisition Rights is made, the per-share value of the Company’s shares will not be diluted. Accordingly, the shareholders or investors who have sold or purchased the Company’s shares on the precondition that dilution of the per-share value of the Company’s shares will take place will be subject to the fluctuation of the Company’s share prices.
B.	The Company Board of Directors’ Decisions Regarding the Above Measures and the Reasons Concerning Such Decisions

(1)	Special measures contributing to realizing the Basic Policy in Section 1 above (measures in Section 2 above)

The measures set out in Section 2 above for improving the enterprise value and for enhancing corporate governance, developed as specific measures to continuously enhance the Company’s enterprise value and the common interest of its shareholders, will contribute to realizing the basic policy in Section 1 above.

Accordingly, these measures are in accordance with the basic policy in Section 1 above and conform to the common interest of the Company’s shareholders, and not for the purposes of maintaining the status of the officers of the Company.

(2)	Measures to prevent the decisions of financial and business policies of the Company from being controlled by inappropriate parties in light of the Basic Policy of Section 1 above (measures in Section 3 above)
(a)	The Basic Policy is in accordance with the basic policy of Section 1 above.

The Basic Policy is the framework to secure the Company’s enterprise value and the common interest of its shareholders, in the event that the Company’s share certificates are purchased, by enabling shareholders to make decisions with respect to whether to accept such purchase and enabling the Board of Directors to secure information and time necessary for making alternative proposals to shareholders or to negotiate and consult with a Purchaser on behalf of the shareholders, and is therefore in accordance with the basic policy in Section 1 above.

(b)	These measures do not impair any common interest of the shareholders, and are not aimed at maintaining the status of the Company’s officers

For the reasons described below, we believe that in the light of the basic policy described in Section 1 above, the Basic Policy does not impair any common interests of the shareholders, and is not aimed at maintaining the status of the Company’s officers.
(i)	Compliance with Requirements of Guidelines for Defensive Measures against Takeovers

The Basic Policy complies with the three principles set forth by the “Guidelines concerning Defensive Measures against Takeovers for the Purposes of Securing or Enhancing Corporate Value and the Common Interests of Shareholders” published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.
(ii)	Focus on Shareholders’ Intentions

The Basic Policy will be decided upon the approval of and a resolution at this Ordinary General Meeting of Shareholders as stated above.

Further, as stated in Section 3 (3) “Effective Period of the Basic Policy” above, the Basic Policy has a so-called “sunset clause”, which sets forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of the general meeting of shareholders, even if the effective period of the Basic Policy has not yet expired. In addition, even during the effective period of the Basic Policy, the Plan may be terminated by resolution of the Company’s Board of Directors which consists of the Directors elected by the Company’s shareholders. Therefore, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan to be renewed pursuant thereto.

(iii)	Focus on Judgment of Independent Outside Persons and Disclosure of Information

As stated in Section 3(2)(f) “Independent Committee”, any practical judgment regarding the operation of the Basic Policy, such as the implementation of a gratis allocation of Stock Acquisition Rights, is to be made by an Independent Committee consisting only of those persons who are independent of the management which executes the Company’s business. Therefore, such a structure ensures the operation of the Plan in line with the protection of the Company’s enterprise value and its shareholders’ common interests, as the Independent Committee will closely monitor the activities of the Board of Directors to prevent it from arbitrarily implementing a gratis allocation of Stock Acquisition Rights and the summary of the independent committee’s judgment will be disclosed to the shareholders.

Upon approval by this Ordinary General Meeting of Shareholders of the Basic Policy and resolution of the Board of Directors to adopt the renewal of the Plan, the scheduled members of the Independent Committee shall be Messrs. Mamoru Ozaki as the Company’s Outside Director, Tomoharu Kuda as the Company’s Outside Statutory Auditor and Naoto Nakamura as the independent expert. Please see the attached Exhibit for their biographies.

(iv)	Establishment of Reasonably Objective Requirements

As stated in Section 3(2)(e)(i) “Advice by the Independent Committee on Implementation”, the Plan is constituted so that a gratis allocation of Stock Acquisition Rights will not be implemented unless reasonable and detailed objective requirements have been satisfied. Thus, it is considered that this structure prevents any arbitrary implementation by the Board of Directors.

(v)	Obtaining the Independent Experts’ Opinion

As stated in Section 3(2)(d) “Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by Independent Committee”, when a Purchaser appears, the Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at the cost of the Company. This structure therefore further ensures the fairness and independence of the Independent Committee’s judgment.
(vi)	Term of Office of the Company’s Director is One Year

The term of office of the Company’s director shall be one (1) year. Therefore, even during the effective period of the Plan, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan through the election of the Company’s Directors every year.
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Exhibit
Biography of Persons to Serve as Independent Committee Members
Mr. Mamoru Ozaki:
Jun 1991	Commissioner of the National Tax Agency

Jun 1992	Administrative Vice Minister of Finance

May 1994	President of People’s Finance Corporation

Oct 1999	President of National Life Finance Corporation

Feb 2003 — present	Advisor to Yazaki Corporation

Jul 2003	Advisor of Wacoal Corp. (currently Wacoal Holdings Corp.)

Jun 2005 — present	Director of Wacoal Corp. (currently Wacoal Holdings Corp.)
Mr. Tomoharu Kuda:
Sep 1972	Joined Deloitte Haskins & Sells

Oct 1979	Registered as Certified Public Accountant

Sep 1987	Transferred to London Office (U.K.)

Feb 1990	Partner of Deloitte Touche Tohmatsu (merged with Tohmatsu)

Jun 1997	Representative Partner of Deloitte

Jun 2007 — present	Corporate Auditor of Wacoal Holdings Corp.
Mr. Naoto Nakamura:
Oct 1982	Passed the Japanese bar exam

Apr 1985	Graduated from the Legal Training and Research Institute

Registered with Daini Tokyo Bar Association, joined Mori Sogo Law Offices

Apr 1998	Opened Hibiya Park Law Offices, Partner

Feb 2003	Opened Naoto Nakamura Law Office (currently Nakamura, Tsunoda & Matsumoto)
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